United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	79

PUBLICLY TRADED COMPANY CNPJ 33.592.510/0001-54 EXTRAORDINARY GENERAL SHAREHOLDERS MEETING NOTICE OF MEETING The Shareholders of Vale S.A. ("Vale") are invited to attend the Extraordinary General Shareholders Meeting to be held on December 23, 2014 at 11:00 a.m., at Avenida das Américas 700, 2º andar, Sala 218 (Auditorium), Città America, Barra da Tijuca, in this City, in order to deliberate on the following Agenda: 1. Pursuant to the terms of Articles 224 and 225 of Law No. 6.404/76, approve the Protocols and Justifications for Acquisition of Sociedade de Mineração Constelação de Apolo S.A (“Apolo”) and Vale Mina do Azul S.A. (“VMA”), both wholly owned subsidiaries of Vale; 2. Ratify the appointment of KPMG Auditores Independentes, a specialized company hired to complete the appraisals of Apolo and VMA; 3. Approve the respective Appraisal Reports, prepared by the specialized company; 4. Approve the acquisition, with no capital increase and without issuance of new shares, of Apolo and VMA by Vale; 5. Ratify the appointments of members and substitutes of the Board of Directors, such appointments made at board meetings held on 04/14/2014 and 05/29/2014, pursuant to the terms of § 10 of Article 11 of the Company Bylaws. Pursuant to the terms of CVM Instruction No. 165/91, as amended by way of CVM Instruction No. 282/98, the minimum equity stake in the voting capital of Vale necessary to request a multiple vote is 5% (five percent). All documentation pertaining to the matters to be discussed at the Extraordinary General Shareholders Meeting is available to the shareholders at the head offices of Vale, on its webpage (http://www.vale.com), and on the websites of the Securities and Exchange Commission of Brazil (www.cvm.gov.br), BM&FBovespa S.A. – Securities, Commodities, and Futures Exchange (www.bmfbovespa.com.br), the Securities and Exchange Commission (www.sec.gov), and the Stock Exchange of Hong Kong Limited (www.hkex.com.hk). Shareholders can participate in the Meeting either in person or through a duly established proxy, in adherence to the terms of §1 of Article 126 of Law No. 6.404/76. As such, the proxy must have been established at least 1 (one) year prior, and must be qualified as a shareholder, an administrator, an attorney registered with the Brazilian Bar, or a financial institution. Note that shareholders must appear at the General Shareholders Meeting with proof of ownership of shares issued by Vale, such proof issued no more than 4 (four) business days prior to the date of the Meeting by the bookrunner or custodian, as well as the following: (a) in the case the shareholder is a physical person, they must carry a valid photo identification, or, where applicable, the identification document of their proxy and the respective power of attorney; (b) in the case the shareholder is a legal person, they must carry a valid photo identification of the legal representative and the documents which prove his or her representation, including the power of attorney, and a copy of the articles of incorporation and the minutes from the appointment of the directors; and (c) in the case the shareholder is an investment fund, they must carry a valid photo identification of the legal representative and the documents which prove his or her representation, including the power of attorney, and a copy of the current fund regulations, the company bylaws of its management company, and the minutes from the appointment of the directors. If any such documents are in a foreign language, they must be translated to Portuguese by a sworn translator, notarized, and legalized by consular officials. In order to expedite the process of holding the Meeting, we ask that the shareholders who will be represented by proxy kindly deposit the aforementioned documents proving representation at least 72 (seventy-two) hours prior to the Meeting. Rio de Janeiro, November 17, 2014. Dan Conrado Chairman of the Board of Directors

Manual for Participation in the Extraordinary General Shareholders Meeting of Vale S.A.

2 Contents I. Notice II. Instructions for Participation in the General Shareholders Meeting 2.1. Participation of Shareholders in the Shareholders Meeting 2.2. Representation by Proxy III. Vote 3.1. Voting Rights IV. Items on the Agenda 4.1. Approval of the Protocols and Justifications for Acquisition of Sociedade de Mineração Constelação de Apolo S.A. (“Apolo”) and Vale Mina do Azul S.A. (“VMA”), wholly owned subsidiaries of Vale 4.2. Ratification of the appointment of KPMG Auditores Independentes, a specialized company hired to complete the appraisals of Apolo and VMA 4.3. Approval of the respective Appraisal Reports, prepared by the specialized company 4.4. Approval of the acquisition, with no capital increase and without issuance of new shares, of Apolo and VMA by Vale 4.5. Ratification of the appointments of members and substitutes of the Board of Directors, such appointments made at board meetings held on 04/14/2014 and 05/29/2014, pursuant to the terms of § 10 of Article 11 of the Company Bylaws V. Template for Power of Attorney 3 4 4 5 7 7 8 8 8 8 9 9 15

3 I. Notice The Shareholders of Vale S.A. ("Vale") are invited to attend the Extraordinary General Shareholders Meeting to be held on December 23, 2014 at 11:00 a.m., at Avenida das Américas 700, 2º andar, Sala 218 (Auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro, in order to deliberate on the following Agenda: 1. Pursuant to the terms of Articles 224 and 225 of Law No. 6.404/76, approve the Protocols and Justifications for Acquisition of Sociedade de Mineração Constelação de Apolo S.A. (“Apolo”) and Vale Mina do Azul S.A. (“VMA”), both wholly owned subsidiaries of Vale; 2. Ratify the appointment of KPMG Auditores Independentes, a specialized company hired to complete the appraisals of Apolo and VMA; 3. Approve the respective Appraisal Reports, prepared by the specialized company; 4. Approve the acquisition, with no capital increase and without issuance of new shares, of Apolo and VMA by Vale; and 5. Ratify the appointments of members and substitutes of the Board of Directors, such appointments made at board meetings held on 04/14/2014 and 05/29/2014, pursuant to the terms of § 10 of Article 11 of the Company Bylaws.

4 II. Instructions for Participation in the General Shareholders Meeting 2.1. Participation of Shareholders in the Shareholders Meeting The shareholders of Vale may attend the General Shareholders Meeting either in person or through a duly established proxy. The shareholders are kindly asked to arrive early to the Meeting in order to issue all documents necessary for their participation in the Meeting. The shareholders will be required to present the following documents in order to participate in the General Shareholders Meeting: Physical Person . Valid photo identification (original or legalized copy) of the shareholder or, where appropriate, of his or her proxy, as well as the respective power of attorney. The following documents can be presented: (i) General Registry Identification Card (RG); (ii) Foreigner Registry Identification Card (RNE); (iii) Passport; (iv) Class Entity Card used as civil identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH). . Proof of ownership of shares in Vale, such proof to be issued by the bookrunner or custodian no more than 4 (four) business days prior to the date of the Meeting. Legal Person . Valid photo identification of the legal representative (original or legalized copy). The following documents can be presented: (i) General Registry Identification Card (RG); (ii) Foreigner Registry Identification Card (RNE); (iii) Passport; (iv) Class Entity Card used as civil

5 identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH). . Documents proving such representation, including the power of attorney and a copy of the articles of incorporation and the minutes from the appointment of the directors, and, in the case of investment funds, a copy of the current fund regulations, the company bylaws of its management company, and the minutes from appointment of the directors. If any such documents are in a foreign language, they must be translated to Portuguese by a sworn translator, notarized, and legalized by consular officials. . Proof of ownership of shares in Vale, such proof to be issued by the bookrunner or custodian no more than 4 (four) business days prior to the date of the Meeting. 2.2. Representation by Proxy Shareholders can participate in the Meeting either in person or through duly established proxy, in keeping with the terms of §1 of Article 126 of Law No. 6.404/76, while the proxy must have been established at least 1 (one) year prior, and must be qualified as a shareholder, an administrator, an attorney registered with the Brazilian Bar, or a financial institution. In the case of powers of attorney in a foreign language, they must be accompanied by the company documents (in the case of legal persons) and the power of attorney, all translated to Portuguese, notarized, and legalized by consular officials. Section V of this Manual contains a template for power of attorney, provided solely as a reference for shareholders. The shareholders may also use other powers of attorney

6 besides that which is suggested here, provided they are in accordance with Law No. 6.404/76 and the Brazilian Civil Code. In order to expedite the process of holding Shareholder Meetings, the shareholders which are to be represented by proxy may, at their own discretion, send the representation documents 72 (seventy-two) hours prior to the Meetings to the address below: A/C: Diretoria de Relações com Investidores Av. Graça Aranha, 26, 12º andar Centro – Rio de Janeiro – RJ Note that irrespective of the aforementioned deadline, shareholders appearing at the start of the General Shareholders Meeting with the required documents will be able to attend the Meeting and vote, even if they have not deposited these documents in advance.

7 III. Vote 3.1. Voting Rights Pursuant to the terms of Article 5 of the Company Bylaws of Vale, each ordinary share, each class "A" preferred share, and each special class preferred share shall entitle the bearer to one vote in resolutions made during the General Shareholders Meetings. The class "A" and special class preferred shares include the same voting rights as the ordinary shares, except in the case of election of members of the Board of Directors, with the exceptions provided in §2 and §3 of Article 11 of the Company Bylaws, and the right to elect and remove one member of the Supervisory Board and his or her respective substitute. Note that pursuant to the terms of CVM Instruction No. 165/91, with the amendments made by way of CVM Instruction No. 282/98, the minimum equity stake in the voting capital of Vale necessary to request a multiple vote is 5% (five percent).

8 IV. Items on the Agenda All documents relating to the agenda of the Extraordinary General Shareholders Meeting of Vale are available to the shareholders at the head offices of Vale, on its webpage (http://www.vale.com), and on the websites of the Securities and Exchange Commission of Brazil (www.cvm.gov.br), BM&FBovespa S.A. – Securities, Commodities, and Futures Exchange (www.bmfbovespa.com.br), the Securities and Exchange Commission (www.sec.gov), and the Stock Exchange of Hong Kong Limited (www.hkex.com.hk). 4.1. Approval of the Protocols and Justifications for Acquisition of Sociedade de Mineração Constelação de Apolo S.A. (“Apolo”) and Vale Mina do Azul S.A. (“VMA”), wholly owned subsidiaries of Vale In order to deliberate on this item, the Protocols and Justifications for Acquisition of Apolo and VMA, wholly owned subsidiaries of Vale, dated November 6, 2014. 4.2. Ratification of the appointment of KPMG Auditores Independentes, a specialized company hired to complete the appraisals of Apolo and VMA In order to deliberate on this item, the following are made available to the shareholders: (i) Proposal for Provision of Equity Appraisal Services for Vale Mina do Azul S.A. and Sociedade de Mineração Constelação de Apolo S.A., prepared by KPMG Auditores Independentes, and dated August 1, 2014, and (ii) Service Order No. 5500021276 created between Vale and KPMG Auditores Independentes on August 4, 2014, both constituting Appendix 21 of CVM Instruction 481/10. 4.3. Approval of the respective Appraisal Reports, prepared by the specialized company In order to deliberate on this item, the Appraisal Reports are made available to the shareholders, such reports corresponding to Apolo and VMA, having been prepared and presented by KPMG Auditores Independentes, representatives of which will be present at the General Shareholders Meeting to provide any necessary clarification with regards to the respective Appraisal Reports.

9 4.4. Approval of the acquisition, with no capital increase and without issuance of new shares, of Apolo and VMA by Vale Whereas Apolo and VMA are wholly owned subsidiaries of Vale and in light of the synergy existing between the companies, these acquisitions are justified by the ability to simplify the corporate structure of Vale and to optimize the allocation of resources and costs. Whereas Vale holds all shares in the capital stock of Apolo and VMA, which will be extinguished as a result of the planned acquisitions, there will be no issuance of any capital shares by the acquiring company, Vale, which will remain unaltered. As such, there will be no amendment to the Company Bylaws of Vale. It bears mention that the transaction was analyzed by the Supervisory Board, as per Article 163, III of Law No. 6.404/76, publishing a favorable opinion dated 10/28/2014. 4.5. Ratify the appointments of members and substitutes of the Board of Directors, such appointments made at board meetings held on 04/14/2014 and 05/29/2014, pursuant to the terms of § 10 of Article 11 of the Company Bylaws Pursuant to the terms of Article 11 of the Company Bylaws of Vale, the Board of Directors is composed of eleven members and their respective substitutes. The term of office for members of the Board of Directors is two years, after which they are eligible for reelection. The election of the members of the Board of Directors shall adhere to the provisions of current legislation and the Company Bylaws of Vale. In light of the vacant positions on the Board of Directors, as per the terms of §10 of Article 11 of the Company Bylaws of Vale, during the meeting of the Board of Directors held on (i) 04/14/2014, Mr. Hiroyuki Kato was appointed as regular member, and during the meeting held on (ii) 05/29/2014 Messrs. Sérgio Alexandre Figueiredo Clemente and Paulo Rogério Caffarelli were appointed as regular members, and Mr. Isao Funaki was appointed as the substitute for Mr. Hiroyuki Kato, in order to perform this charge until the next Ordinary General Shareholders Meeting held. As such, Valepar S.A. proposes ratification of the appointment of these members of the Board of Directors during the General Shareholders Meeting of 12/23/2014, in order for the appointed directors to perform their charge until the 2015 Ordinary General Shareholders Meeting.

4.5.1. Indicated by the majority shareholder, Valepar S.A.

In adherence to the provisions from Article 10 of CVM Instruction No. 481/2009, the following information is provided (Items 12.6 to 12.10 of the Reference Form) on Messrs. Hiroyuki Kato, Sérgio Alexandre Figueiredo Clemente, Paulo Rogério Caffarelli, and Isao Funaki:

Name	Hiroyuki Kato	Sérgio Alexandre Figueiredo Clemente	Paulo Rogério Caffarelli	Isao Funaki
Age	58	55	49	43
Profession	Business Administrator	Banker	Federal Government Official	B.A. in Business
CPF	N/A	373.766.326-20	442.887.279-87	829.540.970-00
Passport	TH6135863	N/A	N/A	N/A
Position Held	Regular Member	Regular Member	Regular Member	Substitute
Date of Election	12/23/2014	12/23/2014	12/23/2014	12/23/2014
Beginning of Term	01/21/2015	01/21/2015	01/21/2015	01/21/2015
Term	Until the 2015 General Ordinary Shareholders Meeting is held	Until the 2015 General Ordinary Shareholders Meeting is held	Until the 2015 General Ordinary Shareholders Meeting is held	Until the 2015 General Ordinary Shareholders Meeting is held
Other Positions at Vale	N/A	N/A	N/A	N/A

Professional experience and background:

Hiroyuki Kato

Member of the Board of Directors of Vale (since April 2014). His professional experience during the past five years includes: (i) the following positions at Mitsui & Co., Ltd., a publicly traded trading company, Executive Director and Director of

10

11 Operations of the Energy I Business Unit (April 2012 to March 2014), Director of Operations of Energy I (April 2010 to March 2012), General Manager of the Exploration and Production Division - Energy I Business Unit, at HQ in Tokyo (May 2008 to March 2010), General Manager of the Coal Division - Energy I Business Unit, at HQ in Tokyo (April 2007 to April 2008); (ii) Member of the Board of Directors at Mitsui Oil Exploration Co., Ltd., a closed oil and gas company (since June 2008); (iii) Member of the Board of Directors of Canada Oil Sands Co., Ltd., a close oil and gas company (June 2010 to October 2013); (iv) Member of the Board of Directors of Mitsui Oil Co., Ltd., a close petroleum products company (June 2010 to June 2012). He graduated with a degree in Business from Keio University in 1979 and completed his MBA in Administration at MIT Sloan School of Management in 1996. Sérgio Alexandre Figueiredo Clemente Effective Member of the Board of Directors of Vale (since May 2014). His professional experience during the past 5 years includes: (i) Member of the Board of Directors of Valepar S.A. (since May 2014), a holding company and majority shareholder of Vale; (ii) Director and Executive Vice President and Member of the Comprehensive Risk Management and Capital Allocation Committee of Banco Bradesco (since March 2012), a publicly traded financial institution, where he also held positions as (iii) Executive Director (December 2006 to January 2012); (iv) Department Director (March 2000 to December 2006); (v) Member of the Board of Directors of Cidade de Deus – Companhia Comercial de Participações (since April 2012), a holding company; (vi) Director of Nova Cidade de Deus Participações S.A. (since April 2012), a holding company; (vii) Vice President of Bradesco Leasing S.A. – Arrendamento Mercantil (since April 2012), a publicly traded company dedicated to commercial leasing; (viii) Director and Vice President of Bradespar S.A. (since April 2014), a publicly traded holding company; and (xix) Director and Vice President of Banco Bradesco BERJ S.A. (previously Banco BERJ S.A.) since April 2012, a financial institution whose capital was closed in 2012. He graduated with a degree in Mechanical Engineering from PUC-MG in 1983, obtaining his Executive MBA in Finance from IBMEC in 1987, in addition to a Specialization in Finance from PDG-EXEC from Sociedade de Desenvolvimento Empresarial. Paulo Rogério Caffarelli

12 Effective Member of the Board of Directors of Vale (since May 2014), a position he previously held from April 1999 to April 2001. His professional experience from the past 5 years includes: (i) Member of the Board of Directors of Banco do Brasil (since March 2014), a publicly traded financial institution, where he also served as (ii) Vice President of Wholesale, International Business and Private Banking (January 2012 to February 2014); and (iii) Vide President of Retail Business (April 2009 to January 2012); (iv) Chairman of the Board of Directors of Brasilprev (June 2009 to February 2012), a private pensions company; (v) Member of the Board of Directors of BB Mapfre SH1 Participações (June 2011 to January 2012), an insurance company; (vi) Member of the Board of Directors of BB Mapfre SH2 Participações (June 2011 to January 2012) a property insurance company; vii) Chairman of the Board of Directors of Brasilcap Capitalização (since April 2011), a market capitalization company; (viii) Member of the Board of Directors of Banco Votorantim (since September 2009), a financial institution; (ix) Member of the Board of Directors of BB Gestão de Recursos – DTVM (since June 2010), a third-party fund management company; (x) Chairman of the Board of Directors of Alelo (April 2010 to October 2011), a food and meal benefits company; (xi) Vice Chairman of the Board of Directors of Cielo (May 2009 to January 2012), a publicly traded payment services company; (xii) Chairman of the Board of Directors of IRB Brasil Resseguros (May 2010 to July 2012), a reinsurance company; (xiii) Member of the Supervisory Board of Neonergia (March 2009 to March 2010), a publicly traded energy company. In addition, he served as director at the following publicly traded companies: (i) Member of the Board of Directors of Companhia Energética de Pernambuco (April 2008 to March 2009), an energy company; (ii) Director of New Retail Business at Banco do Brasil (August 2007 to April 2009), a financial institution, where he also served as (iii) Director of Marketing and Communications (July 2005 to August 2007); and (iv) Director of Logistics (December 2003 to July 2005); (v) Member of the Supervisory Board of Tupy (April 2001 to April 2004), a company in the metallurgical industry. He graduated with a degree in Law from PUC-PR in February 1989, completing postgraduate studies in Foreign Trade at the Faculdade Católica de Administração e Economia/CDE-PR in March 1997, and an MBA in Finance and Law from FGV-RJ in May 2000, in addition to a Master's in Business Management and Economics from UnB in June 2004, and specialization in Mercosul Community Law and Legal Effects on Member States from IBEJ-PR in December 1997. Isao Funaki

13 Substitute Member of the Board of Directors of Vale (since May 2014). His professional experience during the past 5 years includes: (i) General Manager of the Division of Mineral and Metal Resources at Mitsui & Co (Brasil) S.A. (since April 2012), a mining company, having started on staff there in June 2009; and (ii) Substitute Member of the Board of Directors of Valepar S.A. (April 2012 to May 2014), a holding company and majority shareholder of Vale. He graduated with a degree in Business from Keiko University in March 1995. Mr. Isao Funaki stated, for all legal effects, that during the past 5 (five) years, he has not been subject to any criminal conviction, administrative conviction by the Securities and Exchange Commission of Brazil, or conviction by final ruling in judicial or administrative courts and tribunals which would suspend or prohibit his participation in any professional of business activities. Statements Judicial and administrative convictions (including criminal convictions). All the above persons stated individually, for all legal effects, that during the past 5 (five) years, they have not been subject to any criminal conviction, administrative conviction by the Securities and Exchange Commission of Brazil, or conviction by final ruling in judicial or administrative courts and tribunals which would suspend or prohibit their participation in any professional of business activities. Spousal Relationship, Stable Union, or Kinship to the Second Degree. All the above persons stated individually, for all legal purposes, that there exists no spousal relationship, stable union, or kinship to the second degree between them and (i) the directors of Vale; (ii) the directors of companies controlled, directly or indirectly, by Vale; (iii) companies that control Vale directly or indirectly; and (iv) the directors of the companies that control Vale directly and indirectly. Relationships of Subordination, Service Providers, or Control. All the above persons stated individually, for all legal purposes, that there exist no relationships of subordination, service providers, or control within the past 3 (three) fiscal years between then and (i) companies controlled, directly or indirectly, by Vale; (ii) companies that control Vale, directly or indirectly; or (iii) significant suppliers, clients,

14 debtors, or creditors of Vale, of the companies controlled by Vale, and of the companies that control Vale.

15 V. TEMPLATE FOR POWER OF ATTORNEY

16 [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIIL], [PROFISSÃO], com carteira de identidade nº [_______] e inscrito no CPF/MF sob o nº [______], residente e domiciliado [ENDEREÇO], na Cidade [_______], Estado [_______] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada em primeira convocação no dia 23 de dezembro de 2014, às 11h, e, se necessário, em segunda convocação em data a ser informada oportunamente, assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a(s) ata(s) dessa Assembleia Geral, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo: Ordem do dia: 1) Aprovação dos Protocolos e Justificações de Incorporação da Sociedade de Mineração Constelação de Apolo S.A (“Apolo”) e da Vale Mina do Azul S.A. (“VMA”), subsidiárias integrais da Vale. ( ) a favor ( ) contra ( ) abstenção 2) Ratificação da nomeação da KPMG Auditores Independentes, empresa especializada contratada para proceder à avaliação da Apolo e da VMA. ( ) a favor ( ) contra ( ) abstenção [SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/MF # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_______], State of [_______] (the “Grantee”), as true and lawful attorneysin- fact to represent the Grantor at Extraordinary Shareholders’ Meeting to be held on first call on December 23, 2014, at 11 a.m., and, if necessary, on second call on a date to be duly informed, with powers to sign the Attendance Book of Shareholders of Vale S.A. and the corresponding minutes of such General Meeting, and assess, discuss and vote on matters included in the agenda, in accordance with the voting instructions below: Agenda: 1) To approve the Protocol and Justification of Consolidation of Sociedade de Mineração Constelação de Apolo S.A. (“Apolo”) and Vale Mina do Azul S.A. (“VMA”), wholly-owned subsidiaries of Vale. ( ) Pro ( ) Against ( ) Abstain 2) To ratify the appointment of KPMG Auditores Independentes, a specialist company which shall ascertain the net assets value of Apolo and VMA. ( ) Pro ( ) Against ( ) Abstain

3) Aprovação dos respectivos Laudos de Avaliação, elaborados pela empresa especializada.	3) To approve the Appraisal Reports prepared by a specialist company.
( ) a favor ( ) contra ( ) abstenção	( ) Pro ( ) Against ( ) Abstain
4) Aprovação da incorporação, sem aumento de capital e sem emissão de novas ações, da Apolo e da VMA pela Vale.	4) To approve the consolidation of Apolo and VMA into Vale, without capital increase or share issuance of Vale's capital.
( ) a favor ( ) contra ( ) abstenção	( ) Pro ( ) Against ( ) Abstain
5) Ratificar as nomeações de membros titulares e suplente do Conselho de Administração realizadas nas reuniões daquele colegiado em 14.04.2014 e 29.05.2014, nos termos do §10 do art. 11 do Estatuto Social.	5) To ratify the nomination of effective and alternate members of the Board of Directors according to the Board of Directors Meeting held on 04.14.2014 and 05.29.2014, pursuant to §10 of article 11 of Vale's By-Laws.
( ) a favor ( ) contra ( ) abstenção	( ) Pro ( ) Against ( ) Abstain
Este instrumento será válido e produzirá efeitos a partir da data de sua assinatura até 31 de janeiro de 2015 ou até o primeiro dia útil após a realização da Assembleia Geral aqui referida, em caso de segunda convocação, o que ocorrer primeiro.	This power of attorney shall remain in full force and produce effects from its signature date until January 31st, 2015 or until the first business day after the General Meeting referred herein take place, in case of second call, whatsoever occurs first.
[Local], [Data].	[Place], [Date].
________________________ [Acionista]	________________________ [Shareholders]

17

LISTED COMPANY CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766 EXTRACT OF MINUTES OF FISCAL COUNCIL ORDINARY MEETING On October 28th, 2014, at 9:30 am, met ordinarily, at Vale’s headquarter office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, in person, Sirs. Marcelo Amaral Moraes – Chairman, Aníbal Moreira dos Santos, Arnaldo José Vollet, and by conference call Sir. Dyogo Henrique de Oliveira. Present, also, Cleber Santiago, as secretary. Therefore, the Fiscal Council was informed upon following subject: 11 – MERGER OF VALE MINA DO AZUL S.A. AND SOCIEDADE DE MINERAÇÃO DE CONSTELAÇÃO APOLO S.A.: Attended to the meeting Mr. Juan Merlini, Corporate Finance Director, Mr. Vitor Vieira, Financial Integration and Governance Manager, and Mr. Murilo Muller, Controlling Projects Manager, who made a presentation on the subject and provided the requested information. The Fiscal Council, in the use of its legal attributions and of the By-Laws of Vale S.A. (“Vale), having examined the Protocols and Justifications of the merger of Vale Mina do Azul S.A. and Sociedade de Mineração de Constelação Apolo S.A. into Vale, as presented by the Company’s administration, in accordande to the articles 224 and 225 of the Brazilian Corporate Law 6.404/76 and other applicable legal requirements, has the opinion that the document, should be approved by the Extraordinary General Shareholders Meeting. At the end was issued an “FISCAL COUNCIL OPINION REGARDING THE MERGER OF VALE MINA DO AZUL S.A. AND SOCIEDADE DE MINERAÇÃO DE CONSTELAÇÃO APOLO S.A.”, attached to the minute. I hereby attest that the information above were excerpted from the Minutes taken from the Registry of the Minutes of the Fiscal Council of Directors Meetings of the Company. Rio de Janeiro, October 28th, 2014. Cleber Santiago Secretary

FISCAL COUNCIL OPINION REGARDING THE MERGER OF VALE MINA DO AZUL S.A. AND SOCIEDADE DE MINERAÇÃO DE CONSTELAÇÃO APOLO S.A. The Fiscal Council, in the use of its legal attributions and of the By-Laws of Vale S.A. (“Vale”), having examined the Protocols and Justifications of the merger of Vale Mina do Azul S.A. and Sociedade de Mineração de Constelação Apolo S.A. into Vale, as presented by the Company’s administration, in accordance to the articles 224 and 225 of the Brazilian Corporate Law 6.404/76 and others applicable legal requirements, has the opinion that the document, should be approved by the Extraordinary General Shareholders Meeting. Rio de Janeiro, October 28 th, 2014. Marcelo Amaral Moraes Arnaldo José Vollet Fiscal Council Chairman Member of Fiscal Council Aníbal Moreira dos Santos Dyogo Henrique de Oliveira Member of Fiscal Council Member of Fiscal Council

PROTOCOL AND JUSTIFICATION OF MERGER OF VALE MINA DO AZUL S.A. INTO VALE S.A. By means of this private instrument, the companies below, VALE S.A. ("Vale"), a publicly-held company with registered office on Avenida Graça Aranha, 26, Centro, in the City and State of Rio de Janeiro, CEP [postal code] 20030-900, registered in the CNPJ/MF [National Register of Legal Entities] under No. 33.592.510/0001-54, with its articles of incorporation filed with the Board of Trade of the State of Rio de Janeiro - JUCERJA under NIRE [Company Register Identification Number] 33.300.019.766, herein represented in accordance with its Bylaws; and VALE MINA DO AZUL S.A. (“Mina do Azul"), a privately-held company with registered office on Estrada Raimundo Mascarenhas, no number, Escritório Central, parte, Serra dos Carajás, CEP [postal code] 68.516-000, in the City of Parauapebas, State of Pará, registered in the CNPJ/MF [National Register of Legal Entities] under No. 13.531.124/0001-45, with its articles of incorporation filed with the Board of Trade of the State of Pará - JUCEPA under NIRE [Company Register Identification Number] 15.3.0001908-7, herein represented in accordance with its Bylaws, hereinafter and collectively with Vale referred to as the COMPANIES; DECIDE to sign this PROTOCOL AND JUSTIFICATION OF MERGER, which defines the conditions set by the administrators of the COMPANIES in relation to the merger of Mina do Azul into Vale, in the manner and for the purposes of Articles 224 and 225 of Law no. 6.404/76 and other applicable legal provisions, as follows: 1. Vale is a publicly-held company, the largest producer of iron ore and pellets in the world, and one of the largest producers of nickel. It is a leading global producer of copper, cobalt, coal and manganese, among other raw materials important to the global industrial sector.

Continuation of the Protocol and Justification of Merger of Vale Mina do Azul S.A. into Vale S.A. 2 2. Mina do Azul, a privately-held company, is engaged in steel manufacturing, metallurgy and in the iron alloy industry and trade; exploration, on its own or in association with other companies, of mineral deposits, including research, mining, processing, transportation, trade, import and export of minerals and iron alloys, also acting as an export trader of iron alloys and ores in general; reforestation, forest planting, on its own or via contract with third parties, in its own land or in lands owned by third parties; extraction, production, trade, import and export of wood and charcoal and other goods of mineral or vegetable origin used in the production processes and their derivatives and byproducts; trade, import and export of the related goods required for its activities, including equipment, supplies and other materials; rendering of services of any kind, as well as any other related activities that do not contravene its corporate purpose or the legislation in force. 3. Taking into account that Mina do Azul is a wholly-owned subsidiary of Vale and that there is synergy between the COMPANIES, the merger of Mina do Azul into Vale is justified, as it simplifies the corporate structure and optimizes resources and costs. 4. The capital stock of Mina do Azul is R$ 142,142,832.21 (one hundred forty-two million, one hundred forty-two thousand, eight hundred thirty-two reais and twenty-one cents), [fully paid-in], divided into 89,937,808 (eighty-nine million, nine hundred thirty-seven thousand, eight hundred and eight) registered common shares with no par value, wholly owned by Vale, free of any liens and encumbrances.

Continuation of the Protocol and Justification of Merger of Vale Mina do Azul S.A. into Vale S.A. 3 5. Mina do Azul’s assets shall be transferred to Vale at the respective value in the accounting books, whose asset and liability elements shall be appraised in accordance with the accounting practices. The measure is justified by the fact that, given that Mina do Azul is a wholly-owned subsidiary of Vale, its net equity already belongs exclusively to the latter and it is represented in Vale’s assets by the shares of the capital of Mina do Azul that the latter holds. Once all of the 89,937,808 (eighty-nine million, nine hundred thirty-seven, eight hundred and eight) common shares of Mina do Azul owned by Vale are cancelled, as a consequence of the merger, their value shall be replaced in Vale’s accounting books by the assets of Mina do Azul, without any changes to the value accounted for. 6. In accordance with Article 8 of Law No. 6.404/76, the net equity of Mina do Azul to be transferred to Vale shall be appraised by a specialized company, whose appointment shall be ratified by the Special General Assembly of Vale that shall analyze this proposal, who shall prepare the appraisal report referred to in paragraph 1 of Article 227 of Law No. 6.404/76. This appraisal shall be carried out based on the elements contained in the balance sheet of Mina do Azul prepared on 09.30.2014, in compliance with the accounting standards established in Articles 183 and 184 of Law No. 6.404/76 for the appraisal of asset and liability elements, under the rules of the Securities and Exchange Commission of Brazil, which are identical to those adopted by Vale. 7. Variations in the equity of Mina do Azul between the base date of 09.30.2014 and the effective date of the merger of Mina do Azul shall be registered in Mina do Azul, taken into account in the balance that must be prepared for the tax return to be filed by reason of the extinction of Mina do Azul by merger, and posted in Vale via the equity accounting method without affecting the appraisal report mentioned in the previous paragraph.

Continuation of the Protocol and Justification of Merger of Vale Mina do Azul S.A. into Vale S.A. 4 8. Taking into account that Vale holds all the shares representing the capital stock of Mina do Azul, which shall be canceled with the intended merger, no shares of the merging company Vale shall be issued, which shall remain unchanged. Consequently, Vale's Bylaws shall not be changed. 9. Derived from what is stated above, Mina do Azul and Vale shall each hold special general meetings to formalize the provisions of this instrument, in accordance with Article 227 of Law No. 6.404/76, and Vale shall be responsible for promoting the filing of the acts related to the merger in the commercial registry offices with jurisdiction. 10. In accordance with Law No. 6.404/76, Vale shall unconditionally assume all the assets, rights and obligations of Mina do Azul, both of a legal or of a conventional nature. In light of the above, the merger of Mina do Azul into Vale is in the best interest of their shareholders. Rio de Janeiro, [.], 2014. VALE MINA DO AZUL S.A. _______________________ _______________________ By: By: Position: Position: VALE S.A. _______________________ _______________________ By: By: Position: Position:

PROTOCOL AND JUSTIFICATION OF MERGER OF SOCIEDADE DE MINERAÇÃO CONSTELAÇÃO DE APOLO S.A. INTO VALE S.A. By means of this private instrument, the companies below, VALE S.A. ("Vale"), a publicly-held company with registered office on Avenida Graça Aranha, 26, Centro, in the City and State of Rio de Janeiro, CEP [postal code] 20030-900, registered in the CNPJ/MF [National Register of Legal Entities] under No. 33.592.510/0001-54, with its articles of incorporation filed with the Board of Trade of the State of Rio de Janeiro - JUCERJA under NIRE [Company Register Identification Number] 33.300.019.766, herein represented in accordance with its Bylaws; and SOCIEDADE DE MINERAÇÃO CONSTELAÇÃO DE APOLO S.A. (“Constelação de Apolo"), a privately-held company with registered office on Avenida Graça Aranha, 26, office 1601 - parte, Centro, in the City and State of Rio de Janeiro, registered in the CNPJ/MF [National Register of Legal Entities] under No. 09.675.392/0001-63, with its articles of incorporation filed with the Board of Trade of the State of Rio de Janeiro - JUCERJA under NIRE [Company Register Identification Number] 33.3.0028897-0, herein represented in accordance with its Bylaws, hereinafter and collectively with Vale referred to as the COMPANIES; DECIDE to sign this PROTOCOL AND JUSTIFICATION OF MERGER, which defines the conditions set by the administrators of the COMPANIES in relation to the merger of Constelação de Apolo into Vale, in the manner and for the purposes of Articles 224 and 225 of Law no. 6.404/76 and other applicable legal provisions, as follows: 1. Vale is a publicly-held company, the largest producer of iron ore and pellets in the world, and one of the largest

Continuation of Protocol and Justification of Merger of Sociedade de Mineração Constelação de Apolo S.A. into Vale S.A. 2 producers of nickel. It is a leading global producer of copper, cobalt, coal and manganese, among other raw materials important to the global industrial sector. 2. The main purpose of Constelação de Apolo, a privately-held company, is the exploration and exploitation of mineral deposits derived from the Iron and Bauxite Mining Rights granted by means of Decree No. 56.306/65 (Case No. DNPM 1.540/60), and the Mining Rights represented in DNPM Case No. 830.263/83, including the exploration, mining, processing, transportation and sale of mineral substances and products at the sites known as Fazenda Água Limpa, in the Municipality of Rio Acima, State of Minas Gerais, in register in the Land Registry Office of Nova Lima with the real estate register 11.009, book 01 F e page NA, Fazenda Mato Grosso, in the Municipality of Morro Vermelho, State of Minas Gerais, registered in the Land Registry Office of Caeté with the real estate register 3.012, book 2 F, page 272 and Fazenda Serra do Maquiné localizada no Município de Morro Vermelho, State of Minas Gerais, registered in the Land Registry Office of Caeté with the real estate register 15.670, book 2 B1, page 174. 3. Taking into account that Constelação de Apolo is a wholly-owned subsidiary of Vale and that there is synergy between the COMPANIES, the merger of Constelação de Apolo into Vale is justified, as it simplifies the corporate structure and optimizes resources and costs. 4. The capital stock of Constelação de Apolo is R$ 533,897.15 (five hundred thirty-three thousand, eight hundred ninety-seven reais and fifteen cents), fully paid-in, divided into 2,915,081 (two million, nine hundred fifteen thousand, eighty-one) registered common shares with no par value, wholly owned by Vale, free of any liens and encumbrances. 5. Constelação de Apolo’s assets shall be transferred to Vale at the respective value in the accounting books, whose asset and liability elements

Continuation of Protocol and Justification of Merger of Sociedade de Mineração Constelação de Apolo S.A. into Vale S.A. 3 shall be appraised in accordance with the accounting practices. The measure is justified by the fact that, given that Constelação de Apolo is a wholly-owned subsidiary of Vale, its net equity already belongs exclusively to the latter and it is represented in Vale’s assets by the shares of the capital of

Continuation of Protocol and Justification of Merger of Sociedade de Mineração Constelação de Apolo S.A. into Vale S.A. 4 Constelação de Apolo that the latter holds. Once all of the 2,915,081 (two million, nine hundred fifteen thousand, eighty-one) common shares of Constelação de Apolo owned by Vale are cancelled, as a consequence of the merger, their value shall be replaced in Vale’s accounting books by the assets of Constelação de Apolo, without any changes to the value accounted for. 6. In accordance with Article 8 of Law No. 6.404/76, the net equity of Constelação de Apolo to be transferred to Vale shall be appraised by a specialized company, whose appointment shall be ratified by the Special General Assembly of Vale that shall analyze this proposal, who shall prepare the appraisal report referred to in paragraph 1 of Article 227 of Law No. 6.404/76. This appraisal shall be carried out based on the elements contained in the balance sheet of Constelação de Apolo prepared on 09.30.2014, in compliance with the accounting standards established in Articles 183 and 184 of Law No. 6.404/76 for the appraisal of asset and liability elements, under the rules of the Securities and Exchange Commission of Brazil, which are identical to those adopted by Vale. 7. Variations in the equity of Constelação de Apolo between the base date of 09.30.2014 and the effective date of the merger of Constelação de Apolo shall be registered in Constelação de Apolo, taken into account in the balance that must be prepared for the tax return to be filed by reason of the extinction of Constelação de Apolo by merger, and posted in Vale via the equity accounting method without affecting the appraisal report mentioned in the previous paragraph. 8. Taking into account that Vale holds all the shares representing the capital stock of Constelação de Apolo, which shall be canceled with the intended merger, no shares of the

Continuation of Protocol and Justification of Merger of Sociedade de Mineração Constelação de Apolo S.A. into Vale S.A. 5 merging company Vale shall be issued, which shall remain unchanged. Consequently, Vale's Bylaws shall not be changed. 9. Derived from what is stated above, Constelação de Apolo and Vale shall each hold special general meetings to formalize the provisions of this instrument, in accordance with Article 227 of Law No. 6.404/76, and Vale shall be responsible for promoting the filing of the acts related to the merger in the commercial registry offices with jurisdiction. 10. In accordance with Law No. 6.404/76, Vale shall unconditionally assume all the assets, rights and obligations of Constelação de Apolo, both of a legal or of a conventional nature. In light of the above, the merger of Constelação de Apolo into Vale is in the best interest of their shareholders. Rio de Janeiro, [.], 2014. SOCIEDADE DE MINERAÇÃO CONSTELAÇÃO DE APOLO S.A. _______________________ _______________________ By: By: Position: Position: VALE S.A. _______________________ _______________________ By: By: Position: Position:

KPMG Auditores Independentes October 2014 KPDS 99237 Vale Mina do Azul S.A. Equity Appraisal Report Prepared on the Basis of Accounts from September 30, 2014

2 Equity Appraisal Report Prepared on the Basis of Company Accounts To the Directors of Vale Mina do Azul S.A. Rio de Janeiro - RJ 1 Information on Auditing Firm KPMG Auditores Independentes, a company established in the city of Rio de Janeiro, at Avenida Almirante Barroso, no. 52, 4th floor, Cep: 200031-000, registered with the Ministry of Treasury National Registry of Legal Persons under number 57.755.217.0003-90, registered with the Regional Accounting Council of Rio de Janeiro under number SP-014428/O-6 F-RJ, and represented by its undersigned managing partner, Mr. Bernardo Moreira Peixoto Neto, accountant, bearer of RG identification number 6.644.129-6 (IFP/RJ), registered with the CPF under number 877.721.757-87 and with the Regional Accounting Council of the State of Rio de Janeiro under number RJ-064.887/O-8, resident of the city of Rio de Janeiro - RJ, with offices at the same address as the company he represents, appointed by the administration of the company Vale Mina do Azul S.A. (“Company”) to proceed with the appraisal of the Company's net equity as of September 30, 2014, in accordance with the accounting practices adopted in Brazil, presents the results of its work as follows. 2 Purpose of the appraisal The purpose of the Company's equity appraisal as of September 30, 2014 is solely to form part of the acquisition of the Company by its parent company, Vale S.A. 3 Responsibility of the administration for the accounting information The administration of the Company is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, as well as for the pertinent internal controls deemed necessary by said administration in order to prepare such accounting information free of any material misstatement, whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is provided in Appendix II of the appraisal report. 4 Scope of the works and responsibility of the independent auditor It is our responsibility to present our conclusion as to the book value of the net equity of the Company on September 30, 2014, on the basis of our works conducted in accordance with CTA Technical Memorandum 20, approved by the CFC, which stipulates application of review procedures for the auditing of balance sheets. As such, we conducted review of the aforementioned balance sheets of the Company in accordance with Brazilian and international auditing standards, which require that the auditor comply with certain ethical standards and that the audit be planned and executed in order to obtain reasonable certainty that the equity amounts calculated in the preparation of our appraisal report be free of any material misstatement.

3 Audits involve the performance of selected procedures to obtain evidence regarding the amounts published. The procedures selected depend on the judgment of the auditor, including the assessment of risks of material misstatement in the net equity accounts, whether caused by fraud or error. In this risk assessment, the auditor considers the pertinent internal controls used in the preparation of the Company's balance sheets to plan the appropriate auditing procedures based on the circumstances, through not in order to express an opinion on the efficacy of these internal controls of the Company. Audits also include the assessment of the adequacy of the accounting practices used and the reasonableness of the accounting estimates made by the administration. We believe that the evidence obtained in the audit is sufficient and appropriate to support our conclusion. 5 Conclusion Based on our works, we have concluded that the book value of net equity of R$ 345,275,848.85 (three hundred and forty-five million, two hundred and seventy-five thousand, eight hundred and forty-eight reais and eighty-five cents), pursuant to the Balance Sheet from September 30, 2014 contained in the accounting records, summarized in Appendix I, represents, in all pertinent aspects, the true net equity of the Company Vale Mina do Azul S.A., as appraised in accordance with the accounting practices adopted in Brazil. 6 Other matters In adherence to the requests made by the Securities Commission of Brazil, we also report that: (a) In accordance with the professional standards established by the Federal Accounting Council, we are not aware of any direct or indirect conflicts of interest, or any other circumstance that would comprise a conflict of interest, with regards to the services which were provided by us and which are described above; and (b) We are not aware of any actions by the parent company or directors of the Company aimed at guiding, restricting, hindering, or any other act that has had or could have had any effect on our access, use, or knowledge of information, assets, documents, or work methods that would be relevant to the quality of the respective conclusions. R io de Janeiro, October 30, 2014 KPMG Auditores Independentes CRC SP-014428/O-6 F-RJ Bernardo Moreira Peixoto Neto Accountant, CRC RJ-064887/O-8

Vale Mina do Azul S.A Equity Appraisal Report Calculated on the Basis of Accounts from September 30, 2014 Appendix I

Appendix I - Net Equity as of 09/30/2014 Vale Mina do Azul S.A. In reais Assets Liabilities Current Current Cash and cash equivalents 6,851,854.36 Related parties 54,141,724.98 Related parties 147,673,228.21 Third-party suppliers 22,817,752.48 Third-party clients 5,506,797.22 Wages and social charges 142,548.96 Inventory 83,910,445.80 Dividends payable 38,731,289.56 Taxes recoverable 26,928,445.22 Taxes payable 31,007,490.22 Income tax and social contributions recoverable 414,730.88 Other liabilities 269,224.73 271,285,501.69 147,110,030.93 Noncurrent Noncurrent Taxes recoverable 516,479.70 Provision for judicial proceedings 324,056.49 Deferred income tax and social contributions 9,381,495.62 Provision for closing of mines 95,660,478.79 Other 21,143,605.66 95,984,535.28 Net equity PP&E 286,043,332.39 Capital stock 142,142,832.21 Capital reserves 316,538.53 Earnings reserve 167,582,125.34 317,084,913.37 Accumulated earnings 35,234,352.77 Total net equity 345,275,848.85 Total assets 588,370,415.06 Total liabilities and net equity 588,370,415.06

Vale Mina do Azul S.A Equity Appraisal Report Calculated on the Basis of Accounts from September 30, 2014 Appendix II

Appendix II - Summary of Main Accounting Practices Vale Mina do Azul S.A. The main accounting practices used in the preparation of the balance sheets are defined below. (a) Operating currency, reporting currency, and transactions in other currencies The transactions performed are measured using the currency of the primary economic environment in which the Company operates (“operating currency”). The operating currency of the Company is the Brazilian real, which is the same currency used in the balance sheets. Transactions involving foreign currencies are converted to the operating currency, using the exchange rates current on the dates of the transactions or of the valuation in which the items are calculated. Exchange earnings and losses resulting from the settlement of these transactions and conversion at exchange rates current at the end of the fiscal year, with regards to monetary assets and liabilities in foreign currencies, are recorded in fiscal year income. (b) Financial assets, receivables The Company classifies its financial assets as receivables and determines classification of its financial instruments at initial recording of these items. This category includes receivables which are non-derivative financial assets with fixed or determinable payments, and which are not traded in an active market. They are included under current assets, excepting those with maturity greater than 12 months after the date of the balance sheet (which are classified as noncurrent assets). The financial assets comprise cash and cash equivalents, accounts receivable from clients and related parties, court deposits, and other accounts receivable. Receivables are initially calculated at fair value and later calculated at amortized cost, using the effective interest rate method. (c) Cash and cash equivalents Cash and cash equivalents include cash, bank deposits, and other short-term investments with immediate liquidity, redeemable within a period of 90 days from the date of contract, promptly convertible to a known cash amount, and with no significant risk of change in their market value. Certificates of deposit that be redeemed at any time without penalty are included in cash equivalents. (d) Accounts receivable from clients and related parties Accounts receivable from clients and related parties correspond to the amounts receivable from the sale of products. When the period for receipt falls within the normal operating cycle of the Company, accounts receivable are classified under current assets. When the period for receipt exceeds the operating cycle, receivables are classified under noncurrent assets. The current operating cycle of the Company is 12 months. Accounts receivable from clients are initially recorded at fair value and subsequently recorded at amortized cost, using the effective interest rate method, less the provision for estimated losses (Impairment).

(e) Inventory Inventory is calculated as the lesser of either the average cost of acquisition/production or realizable value. Inventory costs are determined using the direct and indirect fixed and variable costs of production, calculated using the average cost method. Where applicable, losses are estimated for obsolete inventory, slow-moving inventory, and inventory with market price lower than cost of acquisition or production. (f) Current and deferred income tax and social contributions Income tax (IRPJ) and social contributions (CSLL) were calculated based on actual earnings at a rate of 15% (plus an additional 10%) for IRPJ and 9% for CSLL. Current income tax charge is calculated based on tax laws enacted or substantively enacted as of the date of the balance sheet. The administration periodically evaluates the positions taken by the Company in its income tax declarations, with respect to situations in which tax regulations provide some room for interpretation. The administration establishes provisions, where appropriate, based on the amounts that must be paid to tax authorities. Deferred income tax and social contributions are calculated for the corresponding temporary differences between the taxable assets and liabilities and the book values. Deferred income tax credits and debits are offset when there is a legally supported right to offset current tax assets against current tax liabilities, and when deferred income tax credits and debits relate to income taxes levied by the same tax authority on the same taxable entity. Deferred tax credits are recorded to the extent it is likely that future taxable earnings will be available for use in offsetting the temporary differences and/or tax losses, on the basis of projections of future earnings prepared and supported by internal assumptions and by future economic scenarios that may undergo subsequent alterations. Deferred tax debits are recorded in full. Income tax and social contribution expenses are recorded under fiscal year income. (g) PP&E PP&E is stated at historic cost of acquisition or construction, less accumulated depreciation. Land holdings are not depreciated. Depreciation of buildings and improvements, equipment and facilities, and furniture and fixtures, is calculated using the linear method, based on the estimated useful life, as follows:

Estimated useful life Lands Operating facilities and systems 10 years Buildings 25 to 30 years Equipment 5 to 10 years Provision for closing of mines (*) Other 3 to 5 years (*) Depletion of mines and quarries is calculated based on the ratio between effective production and the total proven or probable mineral reserves. The residual values and useful life of the assets are reviewed and adjusted, where appropriate, at the end of each fiscal year. (h) Impairment of assets Financial assets valued at amortized cost The Company evaluates the recoverability of financial assets whenever there is objective evidence that a financial asset or group of financial assets have suffered impairment. Losses from impairment are incurred only when there is objective evidence of such impairment resulting from one or more events occurring after initial recording of the assets (a “loss event”) and when such loss event (or events) has an impact on the future estimated cash flows of the financial asset or group of financial assets that can be reliably estimated. The criteria used by the Company to determine whether or not there is objective evidence of impairment include: (i) Significant financial difficulty faced by the issuer or debtor; (ii) Breach of contract, such as failure or delay in payment of interest or principal; (iii) The Company, for economic or legal reasons relating to the financial difficulty of the borrower, grants to the borrower a concession which the lender would otherwise not consider; (iv) It becomes likely that the borrower will declare bankruptcy or other means of financial reorganization; (v) The disappearance of an active market for the financial asset in question, due to financial difficulties; or (vi) Observable data that indicates a measurable reduction in estimated future cash flows in a portfolio of financial assets since their initial recording, even when this decrease cannot yet be identified for the individual financial assets in the portfolio, including: . Adverse changes in the payment situation of borrowers in the portfolio; and

. National or local economic conditions that correlate with defaults in the portfolio’s assets. The Company first assess whether there is objective evidence of impairment. The amount of the loss is calculated as the difference between the book value of the assets and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred), less the effective original interest rate of the financial assets. The book value of the asset is reduced and the value of the loss is recorded under income. If a loan has a variable interest rate, the discount rate used to calculate a loss from impairment is the current effective interest rate determined based on the contract. As a practical measure, the Company can calculate impairment based on the fair value of an instrument using an observable market price. If subsequently the value of the loss from impairment decreases, and this decrease can be objectively related to an event occurring after the impairment is recorded (with an improvement in the credit rating of the debtor), the reversal of the previously recorded impairment loss will be recorded under income. Long-term non-financial assets The recoverable value of assets subject to depreciation or amortization is reviewed by the Administration whenever events or changes in circumstances would indicate that these assets' book values may not be recovered. Losses from impairment of an asset are recorded when the book value of the asset exceeds its recoverable value, which corresponds to the greater of either the assets' estimated value of sale less estimated costs for sale, or the assets' value in use (present expected value of future cash flows). For the purposes of valuing losses from impairment, the assets are grouped together at the lower level for which there are identifiable cash flows separately from the cash-generating unit to which the asset belongs. (i) Accounts payable to suppliers and related parties Accounts payable to suppliers and related parties are payment obligations relating to goods and services that were acquired during the normal course of business. These are initially recorded at fair value and later calculated at amortized cost, using the effective interest rate method. (j) Provisions The Company records a provision when there is a legal or otherwise established obligation resulting from a past event and it is likely that economic resources will be required to settle the obligation. Provisions are recorded based on the best estimated of the risk involved. When the Administration expects the value of a provisions to be reimbursed, in full or in part (e.g., under an insurance policy), reimbursement is recorded as a separate asset, but only when reimbursement is practically certain. The expenditure relating to any provision is recorded in fiscal year income, net of the respective reimbursement.

The provision made by the Company for the closing of mines and demobilization of assets refers essentially to the cost of closing a mine after the finalization of mining activities and the deactivation of the assets relating to the mine. This provision is established initially with the recording of a long-term liability, calculated against the respective item under PP&E. The longterm liability is updated financially using the current discount rate and is recorded against period income under financial expenses. The asset is depreciated linearly according to its useful life and recorded against fiscal year income. (k) Distribution of dividends and interest on equity The distribution of dividends and interest on equity to Company shareholders is recorded as a liability, based on the Company Bylaws. Any value greater than that guaranteed in the Bylaws as the mandatory minimum, is only recorded on the date such payments are approved by the shareholders.

KPMG Auditores Independentes October 2014 KPDS XXXXX Sociedade de Mineração Constelação de Apolo S.A. Equity Appraisal Report Prepared on the Basis of Accounts from September 30, 2014

2 Equity Appraisal Report Prepared on the Basis of Company Accounts To the Directors of Sociedade de Mineração Constelação de Apolo S.A. Rio de Janeiro - RJ 1 Information on Auditing Firm KPMG Auditores Independentes, a company established in the city of Rio de Janeiro, at Avenida Almirante Barroso, no. 52, 4th floor, Cep: 20031-000, registered with the Ministry of Treasury National Registry of Legal Persons under number 57.755.217.0003-90, registered with the Regional Accounting Council of Rio de Janeiro under number SP-014428/O-6 F-RJ, and represented by its undersigned managing partner, Mr. Bernardo Moreira Peixoto Neto, accountant, bearer of RG identification number 6.644.129-6 (IFP/RJ), registered with the CPF under number 877.721.757-87 and with the Regional Accounting Council of the State of Rio de Janeiro under number RJ-064.887/O-8, resident of the city of Rio de Janeiro - RJ, with offices at the same address as the company he represents, appointed by the administration of the company Sociedade de Mineração Constelação de Apolo S.A. (“Company”) to proceed with the appraisal of the Company's net equity as of September 30, 2014, in accordance with the accounting practices adopted in Brazil, presents the results of its work as follows. 2 Purpose of the appraisal The purpose of the Company's equity appraisal as of September 30, 2014 is solely to form part of the acquisition of the Company by its parent company, Vale S.A. 3 Responsibility of the administration for the accounting information The administration of the Company is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil, as well as for the pertinent internal controls deemed necessary by said administration in order to prepare such accounting information free of any material misstatement, whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is provided in Appendix II of the appraisal report. 4 Scope of the works and responsibility of the independent auditor It is our responsibility to present our conclusion as to the book value of the net equity of the Company on September 30, 2014, on the basis of our works conducted in accordance with CTA Technical Memorandum 20, approved by the CFC, which stipulates application of review procedures for the auditing of balance sheets. As such, we conducted review of the aforementioned balance sheets of the Company in accordance with Brazilian and international auditing standards, which require that the auditor comply with certain ethical standards and that the audit be planned and executed in order to obtain reasonable certainty that the equity amounts calculated in the preparation of our appraisal report be free of any material misstatement.

3 Audits involve the performance of selected procedures to obtain evidence regarding the amounts published. The procedures selected depend on the judgment of the auditor, including the assessment of risks of material misstatement in the net equity accounts, whether caused by fraud or error. In this risk assessment, the auditor considers the pertinent internal controls used in the preparation of the Company's balance sheets to plan the appropriate auditing procedures based on the circumstances, through not in order to express an opinion on the efficacy of these internal controls of the Company. Audits also include the assessment of the adequacy of the accounting practices used and the reasonableness of the accounting estimates made by the administration. We believe that the evidence obtained in the audit is sufficient and appropriate to support our conclusion. 5 Conclusion Based on our works, we have concluded that the book value of net equity of R$ 488,416.30 (four hundred and eighty-eight thousand, four hundred and sixteen reais and thirty cents), pursuant to the Balance Sheet from September 30, 2014, contained in Appendix I, represents, in all pertinent aspects, the true net equity of Sociedade de Mineração Constelação de Apolo S.A., as appraised in accordance with the accounting practices adopted in Brazil. 6 Other matters In adherence to the requests made by the Securities Commission of Brazil, we also report that: (a) In accordance with the professional standards established by the Federal Accounting Council, we are not aware of any direct or indirect conflicts of interest, or any other circumstance that would comprise a conflict of interest, with regards to the services which were provided by us and which are described above; and (b) We are not aware of any actions by the parent company or directors of the Company aimed at guiding, restricting, hindering, or any other act that has had or could have had any effect on our access, use, or knowledge of information, assets, documents, or work methods that would be relevant to the quality of the respective conclusions. Rio de Janeiro, October 30, 2014 KPMG Auditores Independentes CRC SP-014428/O-6 F-RJ Bernardo Moreira Peixoto Neto Accountant, CRC RJ-064887/O-8

Appendix I

Appendix I - Net Equity as of 09/30/2014 Sociedade de Mineração Constelação de Apolo S.A. In reais Assets Liabilities and Net equity PP&E 533,714 Capital stock 533,897 Provision for losses (45,297) Accumulated losses (45,481) Total assets 488,416.30 Total net equity 488,416.30

Appendix II

Appendix II - Summary of Main Accounting Practices Sociedade de Mineração Constelação de Apolo S.A. The main accounting practices used in the preparation of the balance sheets are defined below. (a) PP&E PP&E is stated at historic cost of acquisition or construction, less accumulated depreciation. Land holdings are not depreciated. Land holdings refer to the Serra do Maquiné and Fazenda Mato Grosso estates. (b) Impairment of assets Financial assets valued at amortized cost The Company evaluates the recoverability of financial assets whenever there is objective evidence that a financial asset or group of financial assets have suffered impairment. Losses from impairment are incurred only when there is objective evidence of such impairment resulting from one or more events occurring after initial recording of the assets (a “loss event”) and when such loss event (or events) has an impact on the future estimated cash flows of the financial asset or group of financial assets that can be reliably estimated. The criteria used by the Company to determine whether or not there is objective evidence of impairment include: (i) Significant financial difficulty faced by the issuer or debtor; (ii) Breach of contract, such as failure or delay in payment of interest or principal; (iii) The Company, for economic or legal reasons relating to the financial difficulty of the borrower, grants to the borrower a concession which the lender would otherwise not consider; (iv) It becomes likely that the borrower will declare bankruptcy or other means of financial reorganization; (v) The disappearance of an active market for the financial asset in question, due to financial difficulties; or (vi) Observable data that indicates a measurable reduction in estimated future cash flows in a portfolio of financial assets since their initial recording, even when this decrease cannot yet be identified for the individual financial assets in the portfolio, including: . Adverse changes in the payment situation of borrowers in the portfolio; and . National or local economic conditions that correlate with defaults in the portfolio's assets. The Company first assess whether there is objective evidence of impairment.

The amount of the loss is calculated as the difference between the book value of the assets and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred), less the effective original interest rate of the financial assets. The book value of the asset is reduced and the value of the loss is recorded under income. If a loan has a variable interest rate, the discount rate used to calculate a loss from impairment is the current effective interest rate determined based on the contract. As a practical measure, the Company can calculate impairment based on the fair value of an instrument using an observable market price. If subsequently the value of the loss from impairment decreases, and this decrease can be objectively related to an event occurring after the impairment is recorded (with an improvement in the credit rating of the debtor), the reversal of the previously recorded impairment loss will be recorded under income. Long-term non-financial assets The recoverable value of assets subject to depreciation or amortization is reviewed by the Administration whenever events or changes in circumstances would indicate that these assets' book values may not be recovered. Losses from impairment of an asset are recorded when the book value of the asset exceeds its recoverable value, which corresponds to the greater of either the assets' estimated value of sale less estimated costs for sale, or the assets' value in use (present expected value of future cash flows). For the purposes of valuing losses from impairment, the assets are grouped together at the lower level for which there are identifiable cash flows separately from the cash-generating unit to which the asset belongs. (c) Net equity Net equity was calculated in accordance with CPC PME - NBC TG 1000 and Law 6.404/76 (Law on Corporations), as amended by Law 11.638/07.

ANNEX 21 - CVM ORDER NO. 481/2009 1. List the appraisers recommended by management KPMG AUDITORES INDEPENDENTES, hereinafter referred to as KPMG, was appointed to confirm the net equity value of the wholly-owned subsidiaries Vale Mina do Azul S.A. and Sociedade de Mineração Constelação de Apolo S.A., to be merged into Vale S.A. 2. Describe the qualification of the recommended appraisers KPMG is an independent audit firm, registered in the CRC under No. CRC/RJ SP- 014428/O-6 F and CVM 0418-9 - CVM, Declaration Act No. 5180 of 12/07/1998, and it is qualified to issue accounting value appraisal reports in accordance with the regulations in force; it meets the specifications and the criteria established by Corporate Law No. 6.404/76 and the rules issued by the Conselho Federal de Contabilidade - CFC [Federal Accounting Board], International Federation of Accountants - IFAC and Public Company Accounting Oversight Board - PCAOB, as well as the requirements of several authorities, such as the Comissão de Valores Mobiliários - CVM [Securities and Exchange Commission of Brazil] and the Securities and Exchange Commission - SEC. 3. Provide a copy of the work and compensation proposals of the recommended appraisers Enclosed. 4. Describe any relevant relationship in the past three (3) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that address this issue. The independent auditors have no direct or indirect interest in the companies involved in the transaction, and there is no other relevant circumstance that could be considered a conflict of interest.

AUDIT Vale S.A. Proposal for the Provision of Services for Issuance of an Accounting Appraisal on the Net Assets of Vale Mina do Azul S.A. and Sociedade de Mineração Constelação de Apolo S.A. kpmg.com/BR August 1, 2014

Contents I - Proposed Services and Reports to be Issued 3 II - Honoraria and Payment Conditions 5 III - Other Terms and Conditions of Our Services 7 IV - Acceptance 8 Proposal for Provision of Professional Services / 2

I - Proposed Services and Reports to be Issued A - Appraisal The appraisals to be issued for the base date of September 30, 2014 are to be prepared solely as part of the process of acquisition of Sociedade de Mineração Constelação de Apolo S.A. and Vale Mina do Azul S.A. by Vale S.A. The accounting valuation criteria established in Articles 183 and 184 of Law No. 6.404/76, amended by Law No. 11.638/07, will be used for appraisal of the book value of the aforementioned assets and liabilities. Our reviews will be carried out in accordance with the procedures defined in the IBRACON (Institute of Independent Auditors of Brazil) Auditing Standards and Procedures - CT Ibracon 03/2014 (R1) - Appraisals Issued by Independent Auditors, and will include primarily the following procedures: . Corroboration, on the basis of testing, of certain assets and liabilities contained in the balance sheet against the companies' books and the corresponding tax documents; . Confirmation of account balances; . Submission of letter to internal and/or external legal counsel to obtain information on litigation and contingencies; . Confirmation, with the use of testing, of the use of the asset and liability valuation criteria established in Articles 183 and 184 of Law No. 6.404/76, amended by Law No. 11.638/07; . Review of events and/or transactions subsequent to September 30, 2014 and through the date of issuance of the appraisal, which could have a significant effect on that appraisal; . Other procedures which we deem necessary based on the circumstances, in accordance with CT Ibracon 03/2014 (R1). At the end of our work, we will request from you a letter of representation confirming, to the best of your understanding, the representations which were made to us during our reviews. As a result of the limitations inherent to internal controls, to the performance of testing-based reviews, and to other aspects of this undertaking, the review conducted for issuance of accounting appraisals cannot make any absolute guarantee that the balances associated with the appraised assets are free of any improprieties relating to fraud, irregularity, or error. While it is our responsibility to issue an accounting appraisal on the net assets of Sociedade de Mineração Constelação de Apolo S.A. and an accounting appraisal on the net assets of Vale Mina do Azul S.A. for the base date of September 30, 2014, the Administration is responsible for preparing this information and for all information contained in these appraisals. The Administration is similarly responsible for selecting the appropriate accounting policies, for implementing an internal control structure to preserve the reliability of the financial statements, and for providing reasonable assurance Proposal for Provision of Professional Services / 3

against the occurrence of any errors or irregularities which may affect the financial statements. B - Characteristics of the Appraisal to be Issued The accounting appraisals to be included as part of the process of the acquisition of Sociedade de Mineração Constelação de Apolo S.A. and Vale Mina do Azul S.A. will be prepared in the Portuguese language, will state the book value of the net assets of Sociedade de Mineração Constelação de Apolo S.A. and Vale Mina do Azul S.A. on the base date of September 30, 2014, and will comprise: a. The objective of the appraisal; b. The scope of the work; c. The conclusion; d. Balance Sheet for the base date of September 30, 2014. Please note that the documents requested by KPMG must be provided on the date agreed by the parties in order to uphold the calendar provided by Vale, so as to thus meet the contractual deadlines for the accounting appraisals. The aforementioned appraisals will be discussed with you prior to final issuance. C - Reports The content of the aforementioned appraisals will be discussed with the Administration of Vale S.A. prior to final issuance. However, any relevant issues encountered during our work will be immediately brought to your attention. Acceptance of the services by Vale will be issued in writing on the date agreed by the parties. If no statement is made by the Company by such date, delivery of the appraisal by KPMG to Vale S.A. will be taken as acceptance of the services, while any rejection made without just cause will automatically result in Vale S.A. assuming full and unrestricted liability for any harmful effects that may be caused to the Companies, KPMG, or third parties as a result of the rejection of the services. Proposal for Provision of Professional Services / 4

II - Honoraria and Payment Conditions Our fees are calculated based on the time effectively spent and on the categorization of the professionals used in the execution and supervision of the works entrusted to us. As such, based on the projected number of hours of the various professional categories involved in the execution of the works, we estimate that our fees will be R$ 94,008 (ninety-four thousand and eight reais), which corresponds solely to the following: 1. Remuneration for the works to be performed, taking into consideration the various professional categories which must be involved in the execution of such works; 2. Ordinary expenses incurred by KPMG in the execution of the proposed services. Ordinary expenses, in this context, are considered to be normal expenses, such as those incurred in phone calls, photocopies, infrastructure, meals, and travel, provided such expenses are made in the urban areas in which KPMG has offices; 3. The appropriate taxes (ISS, PIS, and COFINS) pursuant to current legislation. Any tax increases will be handled as provided in the contract to be entered into by and between Vale and KPMG, in order to ensure that the economic/financial balance established in this business is maintained. Similarly, payment of any taxes of any kind required by the municipality corresponding to the site at which Vale S.A. has established business or of the site at which the services are to be rendered, either in full or in part, shall be borne directly by Vale S.A. and/or added to the total fees owed, as appropriate. The total fees identified above, having been clearly defined and agreed by the parties, must be paid in two equal installments, the first such installment falling due after the staff mobilization and works planning stage, and the second falling due after approval by Vale of the two accounting appraisals. The fees agreed herein do not include: a. Extraordinary expenses, as understood by the parties, which shall be handled as provided in the contract to be entered into by and between Vale and KPMG. b. Inflationary expectations, in accordance with current legislation and on the condition that the stability currently seen in the price indexes will be maintained through completion of the respective payments. c. Unexpected circumstances arising in the contractual relationship, including but not limited to the unavailability of the information necessary for the execution of the services, the need to re-perform work as attributable to Vale or to its employees and other situations resulting in the need to dedicate additional or extraordinary efforts by KPMG. We will notify you in the event such circumstance is observed by KPMG, and in such event, the parties will take measure to prevent KPMG unilaterally assuming the consequences of these unforeseen events. d. Additional services, if requested by you, such as inquiries which require research or specific study of matters not included in this proposal, will be charged separately, according to the time effectively Proposal for Provision of Professional Services / 5

spent and previously agreed by you. Please note that any delay in payment of either installment will automatically result in a surcharge to the amount owed by Vale S.A., as provided in the contract to be entered into by and between Vale and KPMG. In any case where the economic/financial equation established for this business is altered, the parties must agree to the necessary adjustments in order to reestablish the balance between them, while any impasse to this end will be handled as provided in the contract to be entered into by and between Vale and KPMG. Proposal for Provision of Professional Services / 6

III - Other Terms and Conditions of Our Services A - Liability and Limitations These matters will be handled as provided in the contract to be entered into by and between Vale and KPMG. B - Ownership and Use of Results These matters will be handled as provided in the contract to be entered into by and between Vale and KPMG. C - Work Papers These matters will be handled as provided in the contract to be entered into by and between Vale and KPMG. D - Confidentiality These matters will be handled as provided in the contract to be entered into by and between Vale and KPMG. E - Use of Email These matters will be handled as provided in the contract to be entered into by and between Vale and KPMG. F - Rescission These matters will be handled as provided in the contract to be entered into by and between Vale and KPMG. G - Logo of the Legal Entity These matters will be handled as provided in the contract to be entered into by and between Vale and KPMG. Proposal for Provision of Professional Services / 7

IV - Acceptance The conditions contained in this proposal shall remain valid for a period of 30 (thirty) business days from the date of its issuance. In the event that Vale S.A. is interested in contracting the services to which this KPMG Auditores Independentes proposal refers, such services to be performed with respect to Sociedade de Mineração Constelação de Apolo S.A. and Vale Mina do Azul S.A., Vale S.A. must state its acceptance of this proposal by returning a copy, duly signed by its legal representative, with initials on each page. In the event that Vale S.A. fails to submit its acceptance as indicated above, but does authorize the commencement of the services to which this proposal refers in writing and without express mention of any restriction to the terms and conditions herein, such act shall be taken as implied adherence by Vale S.A. to all the terms and conditions established herein. As such, the contractual relationship to be established between the parties shall be governed, in all cases, by the present instrument. Upon receipt of your confirmation, we will begin to plan the works so as to allocate the maximum resources to Vale S.A. in our review of Sociedade de Mineração Constelação de Apolo S.A. and Vale Mina do Azul S.A. Vale S.A. hereby agrees to the terms of this proposal and contracts KPMG Auditores Independentes to perform the works herein described, in accordance with the conditions stipulated. This instrument revokes any previous arrangement or agreement between the parties on the subject matter to which this proposal refers. Any amendment to the terms hereof must be made formally and in writing and will only be effective if the document is duly signed by the authorized representatives of the parties. Proposal for Provision of Professional Services / 8

The contract signed as per the terms of this proposal shall be governed and interpreted in accordance with the Laws of the Federative Republic of Brazil, and any disputes of any kind that may arise between KPMG and Vale S.A. shall be heard, pursuant to the express will of the parties, by the courts of the District of the Municipality of Rio de Janeiro, in the State of Rio de Janeiro. KPMG Auditores Independentes Signature of partner: Name: Bernardo Moreira Date: / / Witnesses: 1. Name: CPF/MF: Vale S.A. Signature: Name: Position: Date of Approval: / / 2. Name: CPF/MF: Proposal for Provision of Professional Services / 9

Contact Bernardo Moreira Partner +55 (21) 3515-9413 bmoreira@kpmg.com.br Thiago Nunes Senior Manager +55 (21) 3515-9245 tnunes@kpmg.com.br kpmg.com/BR ©2014 KPMG Auditores Independentes, a Brazilian company and member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil. (KPDS 93731) This proposal was prepared by KPMG Auditores Independentes, a Brazilian company and member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG International does not provide services to clients. This proposal is strictly confidential and was prepared exclusively for internal use by Vale S.A., in order to provide sufficient information to decide whether or not to contract the services of KPMG Auditors Independentes. This document may not be disclosed, discussed, or copied, in full or in part, without our prior written consent. Any unpermitted disclosure could harm the commercial interests of KPMG Auditores Independentes. KPMG retains ownership of this document, including ownership of the copyright and all intellectual property rights. The name KPMG, the logo, and "cutting through complexity" are registered or commercial trademarks of KPMG International.

SERVICE AGREEMENT This agreement is entered into by and between party of the first part, as contracting entity, (i) VALE S.A., a company headquartered in the city and state of Rio de Janeiro, at Avenida Graça Aranha, No. 26, Centro, registered with the CNPJ/MF under No. 33.592.510/0001-54, represented herein pursuant to its Company Bylaws by its undersigned representatives, hereinafter referred to as "VALE"; and party of the second part, as contractor, (ii) KPMG AUDITORES INDEPENDENTES ("CONTRACTOR"), a company with a branch office in Rio de Janeiro, at Rua Almirante Barroso No. 52, Sala 401, Centro, registered with the CNPJ/MF under No. 57.755.217/0003-90, hereinafter referred to as the "CONTRACTOR" or "KPMG", both such parties referred to indistinctly and individually as "Party" and collectively as "Parties", having agreed to the terms of this Service Agreement ("Agreement"), to be governed by the following clauses and conditions: CLAUSE ONE - PURPOSE 1.1. The purpose of this Agreement is the performance of services relating to the preparation of an equity appraisal report of the companies (i) Vale Mina de Azul S.A. and (ii) Sociedade de Mineração Constelação de Apolo S.A., to be carried out in the City of Rio de Janeiro by the CONTRACTOR, as per the terms of the Proposal for Provision of Professional Services issued by KPMG on August 1, 2014 ("the SERVICES"). 1.2. The documents listed below, duly signed by the Parties, comprise and constitute an essential part of this Agreement, while in case of contradiction, the provisions of this instrument shall prevail over those of the Exhibits, which in turn shall obey the following order of prevalence: Exhibit I Human Rights Policy, Sustainable Development Policy, and Vendor Code of Conduct Exhibit II Instructions for Use of IT Resources Exhibit III Proposal for Provision of Professional Services issued by KPMG and dated 08/01/2014 ("Proposal") Exhibit IV Procedures for Issuance of Tax Documentation Exhibit V Conditions for the Performance of Auditing Services 1.3 With respect to Exhibit IV - Procedures for Issuance of Tax Documentation, in the part titled "Description of Documents", KPMG must only present to VALE those documents which are applicable to the purpose hereof and which are related to the purpose of the services contracted hereby. CLAUSE TWO - EFFECTIVE TERM 2.1. This Agreement shall take effect beginning on the date it is signed, with retroactive effect beginning August 4, 2014, and shall expire on 01/04/2015, or upon performance of all obligations resulting herefrom, whichever occurs first. The Parties may renew this Agreement by way of an addendum duly signed by both Parties. CLAUSE THREE - PRICE AND METHOD OF PAYMENT 3.1. For the complete performance of the obligations undertaken by the CONTRACTOR herein, VALE shall pay the prices agreed by the Parties and established in Exhibit III, such prices to include all direct and indirect costs relating to the performance of the SERVICES, including but not limited to any taxes levied on the business hereof for which VALE is responsible for withholding as per the law. 3.2. The Parties shall respectively bear the taxes for which they are legally responsible incurred under this Agreement. When VALE, as a result of specific municipal laws, is required to withhold and pay the Service Tax (ISSQN) to the municipality where the SERVICES are executed, the total of such tax shall be paid by VALE and deducted from the contracted price, irrespective of payment of this same tax to the municipality in which the offices of the CONTRACTOR are located. 3.3. In the event that any superseding legal pronouncement is made whereby labor, social security, and tax obligations directly affecting the SERVICES are created, modified, or cancelled, the Parties may negotiate any potential adjustment to the price(s), 3.4. The prices shall be adjusted based on the IPCA (national extended consumer price index) of the last 12 (twelve) months from the date on which the Agreement takes effect. 3.4.1. In the event that any index or indexes which comprise the parametric formula are discontinued, these indexes shall be replaced automatically by the new substitute indexes identified as such by the responsible institution. 3.4.2. The portions corresponding to SERVICES which should have been executed prior to the date of readjustment but which suffered delays at the sole fault of KPMG shall not be adjusted. 3.5. Payment(s) will be made no later than 30 (thirty) days after receipt by VALE of the invoice and other collection documents at the address indicated below, taking place no later than the 15th (fifteenth) day of the month in which the invoice was issued, such payment(s) to be made via deposit to Checking Account 00001-7 at Branch Office 1066 of Banco Itaú, such account in the name of the CONTRACTOR, while keeping with banking hours in the Municipality of Rio de Janeiro, obtaining the respective deposit receipts after bank clearance as proof of payment and settlement. Any change in this banking information must be notified to VALE in writing at least 30 (thirty) days in advance, under penalty of the deposit being made to the above-indicated checking account. VALE DEPARTAMENTO DE SERVIÇOS FINANCEIROS RIO DE JANEIRO - RJ CAIXA POSTAL 37.579 - CÓDIGO DA AGÊNCIA 50300377 CEP: 22.640-970

3.6. The invoices issued by the CONTRACTOR prior to the 1st (first) or after the 10th (tenth) day of the month subsequent to that in which the measurement report was issued, or invoices received by VALE after the 10th (tenth) day of the month of its issuance shall be returned to the CONTRACTOR and shall be reissued during the following month, without applying any charge or adjustment. 3.7. The CONTRACTOR shall deliver to VALE the collection documents, accompanied by receipts for payment of the FGTS, of taxes owed, and, where appropriate, of the INSS contributions, all corresponding to the month prior to the respective month of accrual. The first invoice issued must be accompanied by evidence of the CONTRACTOR's registry with the ISS for the establishment existing in the Municipality in which the SERVICES are performed. 3.8. VALE reserves the right to suspend payment corresponding to obligations under the law or the Agreement which the CONTRACTOR fails to perform at its sole or concurrent fault within the contractual terms. In the case of concurrent fault, suspension of payment shall be determined in consideration of the portion corresponding to the sole fault of the CONTRACTOR. 3.9. VALE may liquidate any and all amounts owed to the CONTRACTOR with any debts owed by the CONTRACTOR to VALE, provided that such liquidation falls within the scope of this Agreement. 3.10. The case of suspended payment referenced above in 3.8 is not subject to any adjustment or late fees during the period in which the obligation(s) which gave rise to the suspension remain(s) pending. 3.11. Failure to pay the amounts owed to the CONTRACTOR by VALE within the terms established herein, at the sole fault of VALE, shall require that VALE make payment of the original amount plus a late fee of 0.5% (one half of one percent), arrears of 0.5% (one half of one percent) per month, as well as inflationary correction based on the variation in the IGPM/FGV occurring from the original due date through the date of effective payment, calculated on a pro rata basis, such criteria which must be applied to any credits in favor of VALE and unpaid on the due date. CLAUSE FOUR - OBLIGATIONS OF THE CONTRACTOR 4.1. Without prejudice to all other provisions herein, the following are obligations of the CONTRACTOR: (i) to provide the SERVICES in full compliance with the provision herein, pursuant to the appropriate techniques available in the market, and in strict adherence to the provisions from Exhibit III of KPMG, assuming direct responsibility for the quality and adequacy of the services and employing the necessary resources in order to uphold the contractual terms; (ii) to provide the SERVICES with duly trained and educated personnel, while the CONTRACTOR undertakes complete and sole responsibility for the coordination and performance of the SERVICES, assuming legal, administrative, and technical liability for the SERVICES;

(iii) to provide to VALE any clarifications and information that may be necessary to monitor the progress of the SERVICES, in keeping with the provisions from 12.1 below; (v) to uphold and to enforce among its employees and/or third parties under its responsibility the legal rules and regulations relating to occupational safety, health, and medicine, as well as the internal regulations of VALE regarding the use of computer resources, all of which are delivered to the CONTRACTOR; (vi) to keep all of its employees duly registered in accordance with legislation in effect, further agreeing to remain up-to-date in all legal obligations pertaining to the activities performed by its employees, especially those of a labor or social security nature; (vii) to adopt the necessary environmental protection measures, upholding all requirements imposed by environmental legislation and regulations in effect, when applicable to the SERVICES; (viii) to obtain, at its own expense, from authorities of the Federal, State, or Municipal Governments, any permits or authorizations which may be required for the performance of the SERVICES; (ix) to assume liability for damages that may be caused by its employees and/or third parties under its responsibility to the equipment and facilities of VALE; (x) to review or correct, in a prompt and immediate fashion, by way of simple notification, at no cost to VALE, all failures, deficiencies, imperfections, or defects identified in the SERVICES, such failures, deficiencies, imperfections, or defects to be understood as any such violation of this Agreement and the Exhibits. (xi) to provide VALE with a detailed report, together with the collection document, reporting: (a) the services performed during the month (where applicable); (b) the progress of the timeline for the SERVICES (where applicable); and (c) other information deemed to be of relevance; (xii) to carry out registration as an ISSQN taxpayer in the respective municipalities in which the contracted services are performed, when the legislation of such municipalities so requires, completing payment of such tax in the aforementioned municipalities proportional to the completion of the SERVICES; a. VALE may waive the requirement of the CONTRACTOR with regards to the obligations established in the preceding item when municipal legislation establishes an alternate method for this purpose, such as, by way of example, issuance of a Separate Invoice. b. VALE shall withhold the amounts corresponding to the ISSQN tax solely where there is an express provision in municipal legislation in this regard, without prejudice to the performance of the CONTRACTOR's legal and contractual obligations; (xiii) to open an office, with CNPJ registered in the state in which the SERVICES are to be performed, and to obtain municipal registry in the municipalities in which the SERVICES are performed, provided that the SERVICES are provided continuously or for a period greater than 180 (one hundred and eighty) days.

(xiv) to uphold the terms set forth in the Vendor Code of Conduct and to adhere to the principles and values of the Sustainable Development Policy and the Human Rights Policy of VALE, while the CONTRACTOR states that is aware of the terms of said policies; 4.2. The CONTRACTOR hereby states that in all of its activities relating to this Agreement, it shall at all times uphold the terms of Law 12846/13, legislation on conflicts of interest, and other laws, rules, and regulations which are similarly applicable in purpose and effect to either of the Parties (in the case of VALE, in addition to Brazilian laws, the FCPA or Anti-Bribery Act). VALE undertakes to provide timely and express notice to the CONTRACTOR of any changes which may be made relating to the anti-bribery regulations applicable to VALE and contained in the Foreign Corrupt Practices Act (FCPA) and the UK Bribery Act. 4.2.1 KPMG hereby further states that in all of its activities relating to this Agreement, KPMG and its subcontractors, as well as their respective managers, directors, officials, and beneficiaries ("Agents"), consultants, representatives, agents, brokers, or other intermediaries ("Intermediaries") have not and shall not take any of the following measures: (a) pay, offer, promise, or authorize payment in cash or in kind, directly or indirectly, to any (a) official, director, or representative of, or person who by other means acts officially on behalf of (i) a national government, political subdivision, or local jurisdiction thereof; (ii) a department, council, commission, court, or agency, whether civil or military in nature, of any of the aforementioned entities, regardless of its constitution; (iii) an association, organization, company, or enterprise owned or controlled by the government; or (iv) a political party ("Government Authority"); (b) a legislative, administrative, or judicial official, whether elected or appointed; (c) a director or other person occupying a position within a political party; (d) a candidate for political office; (e) a person occupying any other official, ceremonial, or other position, whether appointed or inherited as part of a Government Authority; or (f) a director or official of a multinational organization (for example, the World Bank, the Organization of the United Nations, the International Monetary Fund, the Organization for Economic Cooperation and Development) ("Government Official") in order to (a) influence any act or decision of such person in their official capacity; (b) encourage such person to act (whether by action or omission) in violation of their legal duty; (c) obtain any improper advantage; or (d) encourage such person to use their influence to affect or influence any act or decision of a Government Authority, in order to help KPMG or VALE to obtain or retain business with, or to channel business to, any person; and • accept or receive, directly or indirectly, any payment, goods, or benefit, irrespective of their value, as an improper incentive to grant, obtain, or retain business, or by other means gain or concede an improper business advantage to or from any person. CLAUSE FIVE - OBLIGATIONS OF VALE

5.1. Without prejudice to all other provisions herein, the following are obligations of VALE: (i) to make payments in accordance with the terms established herein; (ii) to provide the CONTRACTOR with all information and internal regulations of VALE necessary for the performance of the SERVICES; and (iii) to guarantee access to its facilities for the employees and equipment necessary to the performance of the SERVICES, provided that the internal regulations of VALE are upheld. CLAUSE SIX - MONITORING 6.1. Each Party must appoint, in writing, a duly qualified professional to act as manager of the Agreement, such manager who may perform acts, within the limits hereof, aimed at protecting and preserving any and all rights of the represented Party. 6.2. Any change in the information of the aforementioned managers must be immediately notified in writing to the other Party, while such notification or communication delivered shall have all the resulting contractual effects. 6.3. VALE may, at any time, monitor the performance of the SERVICES and of all other obligations. 6.4. Any and all monitoring of the SERVICES carried out by VALE at its establishments and/or third parties previously expressly indicated by VALE shall be undertaken together with KPMG, in strict adherence to the limits of the professional standards, while such monitoring shall not exempt KPMG from the responsibilities deriving from the performance of the SERVICES. CLAUSE SEVEN - CONFIDENTIALITY 7.1. The Parties agree not to disclose the data and information to which they gain access as a result of this Agreement, further agreeing not to allow any of their employees or third parties under their responsibility to make use of this information for purposes unrelated to this Agreement. This obligation shall remain in effect for a period of 2 (two) years after the termination of this Agreement. 7.1.1. The CONTRACTOR shall refrain from disclosing the existence of this Agreement and the name and identity of VALE for any purpose, except when express authorization is obtained from VALE to this end. VALE hereby authorizes the CONTRACTOR to use the name of VALE for the purposes of the performance of the Services. 7.1.2. The confidentiality obligation established hereby does not apply to information that is required by law or by competent authorities. In this case, the disclosing Party agrees (i) to promptly notify the other Party of receipt of an order to disclose from a competent authority, unless prohibited by law; and (ii) to limit its disclosure to only that information which is effectively required. 7.1.2.1 For the purposes of this Agreement, the Parties agree that Confidential Information shall not be taken to include the information that the Receiving Party can prove:

(i) was or becomes available to the general public by means unrelated to any disclosure by the Receiving Party or any of its Representatives in violation of this Agreement; (ii) was provided to the Receiving Party by non-confidential means through sources other than the Disclosing Party, provided that the Receiving Party is verifiably unaware, in good faith, that this information has been subject to a confidentiality obligation on the part of the disclosing source; or (iii) is known or was independently developed by the Receiving Party, without any violation of confidentiality, prior to the disclosure by the Disclosing Party and/or its Representatives. 7.2. The parties agree that in the event that the confidentiality obligation established hereby is violated, the offending Party shall be required to pay to the other Party a non-compensatory fine corresponding to 5% (five percent) of the value of this Agreement. 7.3. The CONTRACTOR may share the confidential information with other KPMG International Cooperative member firms for purposes of quality review, provided that the confidentiality obligation established in this Clause is upheld. The CONTRACTOR shall be fully liable for any losses incurred by VALE as a result of the aforementioned sharing of confidential information. 7.4 As provided in the legal and regulatory standards applicable to the Services, during the performance of the Services and after their conclusion, in order to document material elements, the CONTRACTOR shall retain and keep on file copies and notes for all data made available due to or as a result of the performance of the Services, while adhering to the terms of the Confidentiality Clause. 7.5 The CONTRACTOR may be asked by the Securities and Exchange Commission of Brazil (CVM), the Federal Accounting Council (CFC), the Institute of Independent Auditors of Brazil (IBRACON), the Securities and Exchange Commission (SEC), and the Public Company Accounting Oversight Board (PCAOB) to provide access to and/or copies of the working papers which served as the basis for issuance of the quarterly statements review or the auditing report, pursuant to the scope defined, for oversight by regulators of Vale or KPMG, either on the basis of their activities or due to the fact that VALE is a publicly traded company. Vale shall be promptly informed regarding any request made by the Securities and Exchange Commission of Brazil (CVM), the Federal Accounting Council (CFC), the Institute of Independent Auditors of Brazil (IBRACON), the Securities and Exchange Commission (SEC), and the Public Company Accounting Oversight Board (PCAOB), unless prohibited by law. CLAUSE EIGHT - INTELLECTUAL PROPERTY 8.1. The concepts; methodologies and techniques; models; patterns; software applications; operator interfaces or screen designs; general, software, methodological, logistical, and systems operation tools; information; and records, collectively referred to as the "preexisting property of KPMG" shall remain as property of KPMG. The concepts; methodologies and techniques; models; patterns; software applications; operator interfaces or screen designs; general, software, methodological, logistical, and systems operation tools; information; and records, collectively referred to as the "preexisting property of VALE" shall remain as property of VALE. The final form of the audit reports on the financial statements, with the opinion of KPMG, may be publicly disclosed by VALE together with the audited financial statements, in adherence to all legal, regulatory, and other restrictions, including those established by the applicable professional standards, such as restrictions pertaining to the inclusion of the opinion in the prospectus for the same of securities or stocks. KPMG hereby authorizes VALE to disclose to banks and suppliers the booklet to be delivered by KPMG to VALE, containing the final formalized version of the auditing opinion and the audited financial statements. The other reports shall be developed and produced solely for VALE, which will enjoy the exclusive, lifetime, and royalty-free right to unrestricted use of the reports developed by KPMG. VALE agrees to expressly consult KPMG in advance regarding any intent to disclose any report or part of the KPMG consultancy report. In consulting KPMG, VALE shall provide the material to be disclosed in writing, so that the CONTRACTOR is able to make assessment and opinion on the sole basis of the ethical and legal principles to which the CONTRACTOR is subject under internal, regulatory, and legal convention. KPMG hereby authorizes the release of the consultancy report to any VALE Affiliate, provided that they acknowledge that the work was not performed for them and they agree to preserve the confidentiality of the report. "VALE Affiliate" is understood to mean any entity controlled by VALE, under control common to VALE, or by which VALE is controlled. VALE shall not be entitled to amend or commercialize any KPMG report. The text of the reports and materials developed by KPMG for VALE can be used freely by VALE, provided that personal or confidential information is not reproduced, and that there is no evidence that would link the resulting text to KPMG. The Appraisals of the companies (i) Vale Mina do Azul S.A. and (ii) Sociedade de Mineração Constelação de Apolo S.A. may be disclosed to the market, as per the terms of legislation in effect, and recorded with the competent entities should these companies ultimately be acquired by VALE. 8.2. The CONTRACTOR shall be solely responsible for any violations it commits of the intellectual property rights of third parties, including when relating to materials, equipment, computer programs, or processes of the CONTRACTOR protected under legislation in effect, assuming direct liability in any claims, indemnities, fees, or fines that may be owed. CLAUSE NINE - LIABILITY AND PENALTIES 9.1. The CONTRACTOR shall be solely responsible for any and all acts or omissions for which it is at exclusive fault relating to this Agreement that may generate civil, criminal, tax, labor, social security, or environmental liability as a result of the Services, covering all costs, indemnities, and compensation resulting from its sole liability. In cases of concurrent fault, each Party shall assume liability to the exact extent of their own fault. 9.2. The CONTRACTOR shall be solely responsible before entities and representatives of the Government and third parties for any environmental damages proven to have been caused by actions or omissions which are exclusively its own, or of its employees, agents, or contractors, and must take all appropriate measures and procedures in order to remove any aggression, hazard, or risk of damage to the environment. In cases of concurrent fault, each Party shall assume liability to the exact extent of their fault.

9.2.1. The CONTRACTOR shall be solely responsible for reparation of any damages or losses caused exclusively by its professionals to the environment, as well as for payment of any and all indemnities and resulting expenses, including fines imposed by the competent authorities. In cases of concurrent fault, each Party shall assume liability to the exact extent of their fault. 9.3. The CONTRACTOR shall be responsible for accidents which are proven to be caused by it during the performance of this Agreement, while it must fully assume responsibility for such accidents before VALE and third parties, taking all appropriate measures to alleviate the consequences and repercussions of such accidents, so as to prevent and remove and liability on the part of VALE. In cases of concurrent fault, each Party shall assume liability to the exact extent of their fault. 9.4. Without prejudice to any other obligations and responsibilities established herein, the CONTRACTOR shall be responsible for reparation of any losses or damages which may be caused by its employees, contractors, and/or agents to VALE or to third parties in the performance of this Agreement. In cases of concurrent fault, each Party shall assume liability to the exact extent of their fault. 9.5. In the event that VALE is summonsed, notified, subpoenaed or convicted as a result of a breach of any obligation attributable solely to the CONTRACTOR, whether relating to matters of an environmental, tax, labor, or social security nature, it shall have the right to withhold payments owed until the CONTRACTOR upholds the respective obligation or until VALE is excluded as defendant in the claim, notification, summons, subpoena, or conviction by way of final ruling. In cases of concurrent fault, each Party shall assume liability to the exact extent of their fault. 9.5.1. The CONTRACTOR shall compensate VALE, regardless of the outcome of the legal or administrative proceedings, for the value of the hours spent by its attorneys and agents, in addition to the court fees and administrative expenses and any other costs incurred. 9.5.2. In the event that VALE has already made payments for all amounts owed to the CONTRACTOR, this Agreement has already been terminated, or there is not means by which compensation can be satisfactorily made, VALE shall be entitled to seek legal collection of such obligations of the CONTRACTOR, this Agreement serving to this end as an extrajudicial means of execution. 9.6 Failure to meet any of the deadlines established in this Agreement at the sole fault of the CONTRACTOR shall result in payment of a non-compensatory daily fine corresponding to 0.5% (one half of one percent) of the value indicated in Clause 9.13, applied beginning on the date of such failure and until the payment obligation is effectively upheld. In cases of concurrent fault, each Party shall assume liability to the exact extent of their fault. 9.7 Failure to perform Services at the sole fault of the CONTRACTOR for which no specific penalty is specified shall result in payment by the CONTRACTOR of a non-compensatory fine corresponding to 5% (five percent) of the value indicated in Clause 9.13, beginning on the date of such failure and until the obligation is effectively upheld. In cases of concurrent fault, each Party shall assume liability to the exact extent of their fault.

9.8 In the event the CONTRACTOR fails to uphold any obligation for which there is no specific penalty, as per the terms of the preceding Clause, VALE shall notify the CONTRACTOR by simple written notice of such non-performance, indicating which obligation was not performed, while the CONTRACTOR must move to perform such obligation(s) within a period of 15 (fifteen) days, or as agreed by the Parties, from receipt of notice from VALE, under penalty of the fine established above. 9.9 In the event that an unperformed obligation at the sole fault of the CONTRACTOR is not considered to be remediable by VALE, the CONTRACTOR shall be subject to payment of a non-compensatory fine corresponding to 1% (one percent) of the value indicated in Clause 9.13, beginning on the date of such failure and until the obligation is effectively upheld. In cases of concurrent fault, each Party shall assume liability to the exact extent of their fault. 9.10 Without prejudice to all other penalties provided herein, in the event that the CONTRACTOR fails to follow regulations relating to occupational health and safety, especially the internal standards of VALE, VALE may require suspension of the Services, while the CONTRACTOR shall be responsible for the costs of demobilization and remobilization, in addition to compensation of any damages incurred by VALE as a result of the suspension. Suspension of the performance of the Services does not imply suspension of the contractual terms and deadlines, and nor does it affect the enforceability of any contractual penalty. 9.11 The fines and penalties provided herein shall be applied cumulatively, pursuant to the occurrence of the events resulting in their imposition, with a total limit of 10% (ten percent) of the value established in Clause 9.13. 9.12 The Parties agree that at the end of the period established for remedy of the fault, as agreed by the Parties, the penalties established herein shall be collected by simple written communication. 9.13 The Parties agree that the value of any indemnities paid as a result of losses and damages relating to this Agreement shall be limited to R$ 94,008.00 (ninety-four thousand and eight reais). 9.14 The following shall not be subject to this limit: (i) losses, penalties, and damages resulting from willful misconduct; (ii) damages or complaints resulting from violations of third-party copyrights or intellectual property; (iii) damages resulting or deriving from violations of confidentiality; (iv) violation of labor, social security, and/or tax obligations of the CONTRACTOR; (v) accidents resulting in bodily injury or death. CLAUSE TEN - TERMINATION 10.1. Without prejudice to all other rights, either of the Parties may terminate this Agreement by written notice to the other Party, without there being any right to complaint, indemnity, or compensation for the Party receiving the notice of termination, in the following cases: (i) petition or declaration of bankruptcy or judicial or extrajudicial restructuring of the other Party;

(ii) in adherence to the terms of Clause Eleven, proven occurrence of an unforeseen or force majeure event halting the performance of the SERVICES for more than 30 (thirty) days; (iii) in the event that the fines applied to the other Party reach 10% (ten percent) of the value indicated above in 9.13; (iv) fraud or willful misconduct. 10.2. Without prejudice to all other rights, VALE may, at its sole discretion, terminate this Agreement by prior express notification to the CONTRACTOR with at least 30 (thirty) days' notice, while the CONTRACTOR shall not be entitled to any complaint, indemnity, or compensation of any kind, in the following cases: (i) nonperformance of any of the obligations from the Agreement by the CONTRACTOR which is not resolved within a period of 30 (thirty) days from receipt of notification from VALE in this regard; (ii) assignment, subcontracting, and/or transfer in full or in part to third parties of the obligations assumed or of the credits deriving from this Agreement, without the express prior authorization of VALE. 10.3. Without prejudice to all other rights, the CONTRACTOR may, at its sole discretion, terminate this Agreement by prior express notification to VALE with at least 30 (thirty) days' notice, while VALE shall not be entitled to any complaint, indemnity, or compensation of any kind, in the following cases: (i) unjustified delays in payment for periods greater than 60 (sixty) days; (ii) unjustified delays in providing the information which is proven to be necessary for the performance of the obligations assumed herein, such delays which are not resolved in a period of 30 (thirty) days from receipt of notification from the CONTRACTOR in this regard; and (iii) nonperformance of any of the obligations from this Agreement by VALE which results directly in the inability of the CONTRACTOR to continue performing its own contractual obligations, such nonperformance which is not resolved in a period of 30 (thirty) days from receipt of notification from the CONTRACTOR in this regard; (iv) in the event of a proven occurrence which, on the basis of national or international law, would prevent the continuity of the works or of the contractual relationship. 10.4. In the case of termination brought by either of the Parties, except in the cases from 10.1 (i), (ii) and 10.3 (iv), the Party which caused such termination shall be subject to a termination fine of 10% (ten percent) of the value indicated in 9.13 above, adjusted according to the variation in the IGMP/FGV (General Market Price Index) from the date on which the other Party became aware of the event resulting in termination through the date on which payment is effectively made of the fine in question, without prejudice to any losses or damages. It is hereby established that this penalty is cumulative to all other penalties stipulated herein and is not subject to the limit established in 9.13 above.

10.5 The Parties may rescind this Agreement by means of prior written notification delivered to the other Party with at least 90 (ninety) days' notice, without incurring in any fine or indemnity of any kind. 10.6 In the event of contractual termination, regardless of the reasons and circumstances, the CONTRACTOR shall immediately notify VALE of any activities relating to the SERVICES already completed through the date of termination of the Agreement, promptly halting all other activities with respect to the performance of the services. VALE shall reimburse the CONTRACTOR for the SERVICES effectively rendered through the date of termination, as well as for all expenses proven to have been incurred. CLAUSE ELEVEN - ACCIDENTS AND FORCE MAJEURE 11.1. Neither of the Parties shall be liable for violations of their contractual obligations resulting from accidents or force majeure events, until such time as the impact of such event ceases. The term "accident" and/or "force majeure", as used in this Agreement, means, with regards to either Party, exceptional events or circumstances which: (i) are outside the reasonable control of the Party and substantially affect the performance of its contractual obligations; and (ii) such events or circumstances that have not resulted from a failure of that Party to perform its contractual obligations. 11.2. Once the occurrence of an accident and/or force majeure event is verified, the obligations which the Parties are prevented from performing shall remain suspended for so long as the events in question last. 11.3. If an accident and/or force majeure event occurs at any time during the effective term of this Agreement, the Party which is prevented from performing its obligations must adopt the following procedures: (i) notify the other Party of the occurrence of the event as soon as possible, such notice not to occur later than 5 (five) business days after becoming aware of the event, submitting, where possible, an estimate of duration and the potential effects of the accident and/or force majeure event with regards to the performance of its obligations hereunder. (ii) adopt all possible measures to remedy or mitigate the consequences of the accident and/or force majeure event, with the primary objective of resuming performance of its obligations as quickly as possible; (iii) immediately notify the other Party in writing regarding the end or suspension of the accident and/or force majeure event. 11.4. An accident and/or force majeure event must not relieve the affected Party from its obligations and violations occurring prior to the event and prior to receipt by the unaffected Party of the notification to which Clause 11.3 (i) refers above. 11.5. The CONTRACTOR may only request extension of contractual deadlines and/or terms provided herein to the extent that they are affected by the accident and/or force majeure event, should the CONTRACTOR have performed all its contractual obligations prior to such event. 11.6. The occurrence of an accident and/or force majeure event does not allow any claim for compensation or alteration in the price of the Agreement. 11.7. It is hereby clearly agreed and established that market scarcity, unusual weather conditions at the site of the SERVICES, strikes taken by the workers of the CONTRACTOR, its subcontractors, or third parties working under its responsibility or supervision, shall not be considered as accidents and/or force majeure events for the purposes of this AGREEMENT. CLAUSE TWELVE - GENERAL PROVISIONS 12.1. Except as provided in 4.1 (x), notifications, communications, and information delivered between the Parties must be made in writing and sent to the address indicated in the Preamble, unless another address is indicated in writing by way of prior notification with at least 10 (ten) days' notice. 12.2. Failure by the Parties to exercise any of their rights or prerogatives under this Agreement or in the applicable laws shall be taken as an act of generosity and shall not constitute any amendment or renewal of the obligations established herein, the performance of which may be demanded at any time, irrespective of any prior notice to the Party. 12.3. If any of the provisions herein are deemed to be void, invalid, or unenforceable, in full or in part, such provisions shall not affect all other provisions and Clauses contained herein. 12.4. The CONTRACTOR is prohibited from subcontracting or assigning, in full or in part, the rights and obligations deriving herefrom, including debts owed to it, without the prior and express authorization of VALE. Similarly, VALE is prohibited from assigning or transferring, in full or in part, the rights and duties hereunder without the prior and express consent of the CONTRACTOR. 12.5. Any subcontracting or assignment authorized by VALE does not remove or lessen the responsibility of the CONTRACTOR for the complete performance of all obligations assumed hereby, while the CONTRACTOR must maintain full responsibility toward VALE for acts and omissions of third parties resulting from such subcontracting or assignment. 12.6. The CONTRACTOR is prohibited from extracting duplicates as part of the SERVICES and from issuing any other document which may insight protest against VALE. 12.7. This Agreement can only be amended, in any of its provisions, by formalization in writing of a contractual addendum, duly signed by both Parties. 12.8. The business agreed hereunder does not establish any employment relationships between the Parties or any relationships of subordination between their administrators, employees, agents, and/or third parties under the responsibility of the Parties. 12.9. This Agreement replaces all previous arrangements, written or oral, existing between the Parties with regards to the subject matter hereof.

12.10 The Information Security policy of KPMG is in keeping with the practices employed in the market (excepting cryptography), while KPMG does not assume liability for any damages resulting from electronic communications. During the contractual relationship established on the basis hereof, KPMG may communicate with VALE via email and send documents electronically. KPMG shall make its greatest efforts to prevent any security incidents and to correct any failures where there are incidents. VALE accepts the risks inherent to these forms of communication (including the risks of interception of or unauthorized access to such communications, the risk of corruption of such communications, and the risks of viruses or other harmful elements, all of which are possible despite the security policies implemented by KPMG), and agreed that only the final versions of the documents and of the information sent by KPMG must be considered by VALE. CLAUSE THIRTEEN - JURISDICTION 13.1. The Parties select the Courts of the Central District of the City of Rio de Janeiro as the competent authority to settle all disputes arising with regards to this Agreement, while expressly waiving their right to any other jurisdiction, no matter the grounds. I n witness whereof, the Parties, by way of their legal representatives, sign this Agreement in 2 (two) copies of equal content and form, for one single effect, in the presence of the two undersigned witnesses, binding the Parties and any and all of their assignees and successors. Rio de Janeiro, October 2, 2014.

EXHIBIT: CONDITIONS FOR THE PERFORMANCE OF AUDITING SERVICES 1.1. VALE acknowledges that the auditing services are carried out on the basis of testing, and that because of this limitation and others inherent to the auditing process and to any internal control system, it is possible that a significant error in the financial statements may not be detected. 1.2. The scope of the services does not cover the specific obligations of KPMG to detect fraud in the transactions, processes, records, and documents to which KPMG has access in connection to or as a result of the performance of the services. However, if the existence of fraud is conclusively identified, these cases shall be promptly reported to the Administration of VALE. 1.3. VALE acknowledges that the scope of the services does not cover the servicing of personal or specific interests and is related to legal, regulatory, and ethical matters that ensure that the works are executed in an independent fashion. 1.4. KPMG points out that legislation is complex, and often the same item can have more than one interpretation. KPMG seeks to keep itself up-to-date on the various interpretative positions, allowing for a broad assessment of the alternatives and of the risks involved. In any case, it is true that there may be interpretations of the law that differ from those of KPMG. Given these conditions, neither KPMG nor any other firm can provide VALE with absolute certainty that their interpretations will not be questioned by third parties or challenged by supervisory authorities. 1.5. VALE is aware that there are circumstances in which documentary deficiencies in internal controls or in accounting records imply the need to include "qualification paragraphs" in the auditing report, presenting to the reader certain aspects or limitations of the information contained in the audited financial statements. Depending on the seriousness of the deficiencies, the works may be completed with an auditing report that presents either no opinion or an unfavorable opinion on the part of the auditor with respect to the financial statements. VALE will be notified of such circumstance in due time. 1.6. The services shall be completed on the basis of the fact that VALE and the persons responsible for corporate governance acknowledge and understand that they are responsible for: 1.6.1. Preparing and duly presenting the financial statements in accordance with the accounting practices adopted in Brazil; 1.6.2. Implementing the internal controls deemed necessary by the administration to allow preparation of financial statements free of any significant distortions, regardless of whether such distortions are caused by fraud or error; For supplying: 1.6.3. Access to all relevant information of which the administration is aware for the preparation of the financial statements, such as records, documentation, and other data;

1.6.4. Any additional information which the auditor may request from the administration for auditing purposes; 1.6.5. Unrestricted access to the people within the entity that the auditor deems necessary in order to obtain evidence for the audit; 1.7. As part of the auditing works, KPMG shall request from the administration [and from the persons responsible for corporate governance] of VALE a written confirmation of the statements made with respect to the audit. 1.8. VALE shall be solely liable for the performance of its employees and agents and for the accuracy and completeness of the data and information provided to KPMG for the purpose of the services. KPMG shall not be liable, under any circumstance, for damages or losses resulting from the untimely submission of data by VALE, such damages or losses which may affect the normal progress or outcome of the services, and nor shall KPMG bear the burden of such damages or losses. Moreover, KPMG shall not be liable for the quality or sufficiency of the documents, accounting records, and supporting data that is made available in response to the requests made by KPMG. 1.9. The services may include recommendations; however, the decisions regarding implementation of such recommendations shall be fully under the responsibility of VALE. In its capacity as a service provider, KPMG assumes no responsibility for any managerial act that VALE may adopt or implement on the basis of (or as a result of) information, auditing reports, and reports deriving from the auditing services hereunder, or for the improper or unauthorized use of the same made directly or indirectly either by VALE or by third parties as facilitated by VALE. 1.10. KPMG shall perform the services in accordance with the provisions herein and pursuant to the standards established in the pertinent legislation and the regulatory procedures issued by the authorities regulating the activities of VALE and by Brazilian professional organizations. 1.11. The auditor is responsible for the performance of the audit in accordance with Brazilian and international auditing standards, the objective of which is to express an opinion on the financial statements prepared by the administration with the oversight of the persons responsible for corporate governance. 1.12. The elements which must be reported, based on Brazilian and international auditing standards, include significant elements resulting from the audit of the financial statements which are relevant to the persons responsible for corporate governance in the oversight of the financial reporting process. 1.13. Auditing standards do not require that the auditor plan its procedures with the objective of identifying additional elements to be reported to the persons responsible for corporate governance. 1.14. The auditor may have to report certain elements that are required by law or regulation, by specific agreement with the entity, or by additional requirements applicable to the audit, where applicable. 1.15. The auditing services do not include works relating to the offering of securities to the public. Thus, the audit report and all other documents and materials that we deliver to VALE as a result of the auditing works cannot be referenced or used in the context of any securities offer of any kind, regardless of jurisdiction, without having specifically contracted separate services for such purpose.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio Nogueira
Date: November 17, 2014		Director of Investor Relations